ABN 25 009 069 005

ANNUAL REPORT
30 June 2009

TABLE OF CONTENTS

TABLE OF CONTENTS

Corporate Directory	1
Directors’ Report	2
Auditors’ Independence Declaration	21
Corporate Governance Statement	22
Income Statement	28
Balance Sheets	29
Cash Flow Statements	30
Consolidated Statements of Changes in Equity	31
Notes to the Financial Statements	33
Directors’ Declaration	85
Independent Auditors Report	86

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE DIRECTORY

CORPORATE DIRECTORY

Directors	Stock Exchange
N.T. MacLachlan (Chairman)	Australian Stock Exchange Limited
T.M. Barr (Managing Director)	Code : SSN
V. Rudenno
K. Skipper	NYSE
Code : SSN
Secretary
D.I. Rakich

Registered Office and Business Address	Australian Company Number
Level 36, Exchange Plaza	009 069 005
2 The Esplanade
Perth, Western Australia 6000	Australian Business Number
Telephone: (08) 9220 9830	25 009 069 005
Facsimile: (08) 9220 9820

Email
contact@samsonoilandgas.com.au

Web Site
www.samsonoilandgas.com.au

Share Registry
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross,  Western Australia  6953
Telephone:   (08) 9315 2333
Facsimile:    (08) 9315 2233

Bankers
Bank of New Zealand Australia
Utility Bay 13.03
100 St Georges Terrace
Perth,  Western Australia  6000

Bank of the West
633 17th Street
Denver, Colorado, 80202

Macquarie Bank Limited
No 1. Martin Place
Sydney  NSW 2000

Solicitors
Minter Ellison
152 St Georges Terrace
Perth  Western Australia 6000

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado, 80202

Auditors
PricewaterhouseCoopers
250 St Georges Terrace
Perth WA 6000

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

DIRECTORS’ REPORT

In accordance with a resolution of directors, the directors submit their report with respect to the results of the operations of Samson Oil & Gas Limited (“the Company”) and its controlled entities for the year ended 30 June 2009 and the state of its affairs at that time.

DIRECTORS

The names and details of the directors of the Company in office during the whole financial year and until the date of this report, unless noted otherwise, are:

Mr Neil Thacker MacLachlan
Chairman

Mr MacLachlan has over 28 years’ investment banking experience in Europe, South East Asia and Australia. He was also a former director of Wardley Holdings and James Capel & Co. Limited, investment banking subsidiaries of The Hong Kong and Shanghai Banking Corporation.  More recently from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia. Mr MacLachlan is currently a Director of Ambrian Partners Limited, an unlisted UK based investment bank specialising in the natural resources sector.  Mr MacLachlan was appointed a director of the Company on 18 June 1998. Mr MacLachlan was appointed Chairman of the Company effective 19 December 2007.

Mr MacLachlan is also a member of the audit committee.

During the past three years, Mr MacLachlan has also served as a director of the following other listed companies:

•	Titan Resources Ltd
•	Kestrel Energy Inc
•	Geoinformatics Exploration Inc
•	Eurogold Ltd*
•	Cambridge Mineral Resources Ltd*
•	Extract Resources Ltd*
•	Oklo Uranium Ltd*
•	Kalahari Minerals Plc*
•	Cambridge Minerals Plc*
*denotes current directorships

Mr Terence Maxwell Barr
Managing Director

Mr Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos.  He is credited with the discovery of significant oil and gas reserves during his career.  In recent years, Mr Barr has specialised in tight gas exploration, drilling and completion and is considered an expert in this field. This experience and expertise is invaluable given the exposure the Company has to tight gas opportunities in Wyoming and other parts of United States of America. Mr Barr was appointed managing director of the Company on 25 January 2005.

Mr Barr has not held any other directorships in the past three years.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Mr David Thorwald Cairns B.Sc.(Geol.), M.Sc.(Env.Sc.), M.Aus.I.M.M
Non Executive Director – resigned effective 10 September 2008

Mr Cairns was a director from the beginning of the financial year until his resignation on 10 September 2008.

Dr. Victor Rudenno
Non Executive Director

Dr. Rudenno was appointed a director of the Company on 11 April 2007. Between 1978 and 1984 he worked as an academic at the University of New South Wales and part time at the University of Sydney in mining engineering. In 1984, Dr. Rudenno moved to the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

 In 2000, Dr. Rudenno co-founded Equity Capital Markets Ltd an investment bank specialising in corporate advice and capital raisings which merged with Interfinancial in 2005 and was subsequently acquired by stockbroking firm Tolhurst.  He is now the principal of Revaluate, a corporate advisory firm. He is a Senior Fellow of the Financial Services Institute of Australasia and a Member of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics.

Dr Rudenno is a member of the audit committee.

Dr Rudenno has not held any other directorships in the past three years.

Mr Keith Skipper
Non Executive Director

Mr. Skipper was appointed as director of the Company on 15 September 2008.  Mr. Skipper holds a B.Sc (Hons) degree in Geology from Reading University (United Kingdom) and a Master of Science from McMaster University (Canada).  He commenced his career with Amoco Canada Petroleum Limited in 1970.  Mr. Skipper’s experience includes ten years with Bridge Oil Ltd and several years with Pan Canadian Petroleum Limited (now part of EnCana Corporation) and Antrim Energy Inc. in management and senior executive positions. He is resident of Australia.

Mr Skipper is a member of the audit committee.

During the last three years, Mr. Skipper has been a Director of the following publicly listed companies:
•      Red Sky Energy Limited
•      Rawson Resources Limited*

* denotes current directorships

Unless indicated otherwise, all directors held their positions as directors throughout the year and up to the date of this report.

COMPANY SECRETARY

Mr Denis Ivan Rakich F.C.P.A

Mr Rakich is an accountant and Company secretary with extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries.  Mr Rakich is responsible for the corporate management of Samson Oil & Gas Limited and the maintenance of the Company’s ASX listing.  He is a member of the Australian Society of Accountants and is currently Company Secretary for another public Company in the resources sector.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

DIRECTORS’ SHAREHOLDINGS

At the date of this report, the interests of the directors in shares and share options in the Company are:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
N.T. MacLachlan	1,812,500	1,000,000
T.M. Barr	902,090	8,000,000
V. Rudenno	500,000	-
K. Skipper	-	-

PRINCIPAL ACTIVITIES

The principal activities during the year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.  There have been no significant changes in the nature of these activities during the year.

The Company’s focus in the future will continue to be on oil and gas exploration, development and production in the USA. The Company will look to developing existing acreage, whilst continuing to identify potential project acquisitions.

OPERATING AND FINANCIAL REVIEW

Financial Results
The Consolidated Entity made a gross profit of $922,733 (2008: $4,032,274) for the financial year ended 30 June 2009 despite the weak commodity prices seen during the year.

The result for the financial year ended 30 June 2009 after provision for income tax was a net loss attributable to members of the parent of $30,159,175 (2008: loss $2,495,843).  Included in the loss recorded for the current year is exploration expenditure expensed of $4,861,545 (2008: $2,641,021).  This has been expensed in line with the Consolidated Entity’s accounting policy to expense all exploration expenditure until such time as it is expected that the future economic benefit will flow from the expenditure. Also included in the loss for the year is net impairment of $21,706,181 (2008: net impairment reversal of $4,532,258) relating to the Consolidated Entity’s oil and gas properties.  The significant impairment recorded is the current year is primarily due to the deterioration in the price of natural gas that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties.

Financial position
The Consolidated Entity’s net assets and net current liabilities amount respectively to $4,613,116 (2008: $32,970,695) and $15,179,658 (2008: net current assets of $123,590) as at 30 June 2009. The net current liability position is impacted by the classification of the debt facility with Macquarie Bank Limited being recorded as current liability of $16,846,207.

Going Concern
As at 30 June 2009 the Consolidated Entity had reported losses of $30,159,175 (2008:$2,495,843). The losses are primarily due to impairment of $26,303,842 (2008: nil) of the Consolidated Entity’s oil and gas properties and capitalised exploration and evaluation assets (see note 3e and f).

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

The Consolidated Entity had a working capital deficiency of $15,179,658 (2008: net current assets of $123,590) at 30 June 2009, with operating cash outflows of $46,673 and was also in breach of a debt covenant in respect of its borrowings. As a result of the breach of covenant, the Consolidated Entity has classified all of its borrowings of $16,846,207 as current liabilities. This reflects the fact that the financier, at balance date, had the right to request the immediate repayment of these funds.  On 2 September 2009, the financier granted a waiver to the Consolidated Entity with respect to the 30 June 2009 breach and the breach of covenant that occurred for the quarter ended 31 March 2009.  The waiver involved a restructure of the debt facility and the inclusion of three new covenants.  Refer to Note 16 for details as to these covenants.

The restructured loan agreement also requires that the Company raise, after costs, US$8,000,000 prior to 12 October 2009.  On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012.  If the offer is fully subscribed, the offer will raise A$17,308,383 (before the costs of the Offer).  Subject to the Company receiving at least A$4,400,000 in subscriptions from existing shareholders, Patersons Securities Limited has agreed to underwrite the issue to the extent of A$10,000,000 (which figure includes the A$4,400,000 just referred to). As of 29 September 2009 the Company had received subscriptions for A$3,618,248.

While the Directors are confident they will be able to comply with the conditions included in the restructured facility, there can be no assurance of this.  Consequently, significant uncertainty exists as to the Consolidated Entity's ability to continue as a going concern while the current capital raising is underway or if it were unable to obtain waivers of future potential covenants breaches or restructure the terms of the facility and the financier chose not to provide some other form of financial accommodation of its rights under the facility.

After taking into account all the currently available information, the Directors believe that the Consolidated Entity will be successful in the above matters and, accordingly, have prepared the annual financial report on a going concern basis. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the annual financial report at 30 June 2009. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Consolidated Entity not continue as a going concern.

Impairment Losses
Also included in the loss for the year is net impairment of $21,706,181 (2008: net impairment reversal of $4,532,258) relating to the Consolidated Entity’s oil and gas properties.  The significant impairment recorded is the current year is primarily due to the deterioration in the price of natural gas that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties.

Embedded Derivative
In the year ended 30 June 2006, the Consolidated Entity recognised an embedded derivative in relation to its convertible note issued in May 2006.  The note contained a conversion option which allowed the holder of the note to convert the note into ordinary shares.  The terms and conditions of this conversion option are set out in Notes 16 and 19.  On 13 March 2009, the Consolidated Entity and Macquarie Bank Limited, the holder of the options, entered into an agreement whereby all options outstanding were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on 15 March 2009, 2,000,000 were issued on 1 July 2009 with the remaining 5,500,000 to be issued prior to 30 November 2009.  The financial impact of the issue of all of the shares was recognised in the financial statements for the year ended 30 June 2009, as the grant date of the shares was 13 March 2009, being the date the agreement was entered into.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Up until the date the options were cancelled, the Consolidated Entity recognised a gain of $2,049,983 (2008 loss: $1,237,831) in relation to the movement in fair value of the embedded derivative.  The fair value of the embedded derivative was valued using a binomial option pricing model.  Further details in relation to the valuation of this can be found in Note 16.

Interest expense of $2,328,246 (2008: $3,038,936) was also recognised in relation to the convertible note. Interest expense consists of two components. The cash interest paid to Macquarie Bank Limited based on the actual coupon rate of 9.7% and 9.25% per annum of $1,627,616 (2008: $1,888,256).  In addition to this expense, an effective interest rate adjustment amounting to $700,630 (2008: $1,150,680) has been recognised.

In the prior year, as a result of a change in the expected repayment date of the debt outstanding, the amortised value of the debt was also reduced by $654,733.  This was recorded in the income statement as other income.

During the current year, the amortised value of the debt outstanding increased by $3,134,341. This reflects the fact that the contractual cash flows underlying the debt had become immediately due, as a result of the covenant breach discussed above at Going Concern above. This was recorded in the income statement as a finance cost.

The cancellation of the options and associated embedded derivative resulted in $735,072 being recognised as other income.  The repayment of $2.94 million of the convertible note, in the prior year, also led to the decrease in the value of the embedded derivative as 2,940,000 options, issued as part of the embedded derivative were cancelled. The gain recognised on the cancellation of these options at the date they were cancelled was $684,420.  This was also recorded in the income statement as other income, in the prior year.

Operating Review

Development Activities

Leonard #1-23H
In November 2008, the Leonard #1-23H, a Bakken oil test, was drilled with a horizontal lateral. The well was drilled to a vertical depth of 10,740 feet and completed in a 4,800 foot horizontal leg in the Middle Bakken. This well has been stimulated along its entire horizontal length using state of the art technology, which included external casing packers. Since coming on stream in early January, the well flowed naturally (without artificial lift) until late February when a work over was performed to drill out the ball seats and clean out any residual frac sand. This operation found that a large part of the well was effectively blocked with a sand plug. In early March the well was returned to production again unassisted but with a 2 7/8 inch tubing string in place. The well was worked over and a new down hole assembly run to ensure that the gas volumes would be handled more efficiently with the pump configuration. The work over was successful in improving the production rate, which has been around 70 bo/d and 150 Mcf/d during the quarter. The oil cut has been consistent at 70%.

However, this rate is below expectation and the operational difficulties that resulted in the stimulation fluid remaining in the productive interval for a period of 45 days and was not conducive to an effective stimulation. The rock unit contains considerable clay and therefore it is highly likely that the fluid being retained has damaged the reservoir capacity to transmit fluids.

Exploration Activities

Davis Bintliff
The Davis Bintliff #1 well located in the Sabretooth Prospect in Brazoria County, Texas, spudded in June 2008.  The well was deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets could be intersected vertically. On 5 September 2008, drilling operations were completed.  Production from this well commenced in January 2009, with an initial production rate of 3.3 MMcf of gas per day and 40 barrels of oil per day. Subsequent to this the well has been choked back due to low gas prices and is currently producing at a rate of around 2.8 MMcf/d and 37 bo/d.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Production Activities
During the year the Consolidated Entity produced approximately 22,412 barrels of oil and 125,320 cubic feet of gas.

Corporate

Cancellation of Macquarie Bank Limited Options
In May 2006, the Company entered into a convertible loan facility with Macquarie Bank Limited.  As part of this agreement, the Company issued two tranches of options to Macquarie Bank Limited. On 13 March 2009, the Company and Macquarie Bank Limited entered into an agreement whereby all options outstanding to Macquarie were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on 15 March 2009, 2,000,000 were issued on 1 July 2009 with the remaining 5,500,000 to be issued prior to 30 November 2009.

Renounceable Rights Issue
On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012.  This offer is also being made available to shareholders holding American Depositary Shares (“ADS”) traded on NYSE AMEX, in the United States, on the same terms and conditions.

Change in presentation currency
Following the successful listing of the Company’s American Depositary Shares (“ADS’s”) on the NYSE AMEX in January 2008 and the migration of approximately 100,000,000 ordinary shares to ADR’s, the Board made the decision to change the presentation currency of the Consolidated Entity from Australian Dollars to United States Dollars.  Given the fluctuations in the AUD:USD exchange rate seen in recent years, the Board believes that presenting the company’s financial information in USD’s will give a better representation of the financial position and performance of the Consolidated Entity.  All dollar values in this report are expressed as USD’s unless noted otherwise.  All Australian dollar references are noted by ‘AUD’.  For the purposes of the Directors’ report, all translations have been completed using the period average exchange rates provided below:

AUD:USD
Average rate of exchange for the twelve months to 30 June 2009	0.7480
Average rate of exchange for the twelve months to 30 June 2008	0.8965

For readers’ reference:
Rate of exchange at 30 June 2009	0.8048
Rate of exchange at 30 June 2008	0.9615

Reserves
The Company has determined its hydrocarbon reserves (as defined in the ASX listing rules) at an effective date of 1 July 2009 to be as follows:

	Oil bbls	Gas MMcf	MMcfe	NPV10* US$’000’s
Proved	262.5	9,956.9	11,531.9	24,887.8
Probable	25.5	1,878.3	2,031.3	3,103.5
Total	288.0	11,835.2	13,563.2	27,991.3
*NPV10 – this is the Net Present Value of the future cash flows, discounted at 10%.

The estimate has used the NYMEX forward curve as at 30 June 2009 less an appropriate differential to take into account the difference between the NYMEX pricing and the price received by the Company at its various sales points.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

DIVIDENDS
No dividend was paid or recommended for payment during the year (2008: Nil).

SHARE OPTIONS
As at the date of this report, there were 29,095,765 (2008: 51,277,414) unissued ordinary shares under option.

10,250,000 options were issued on 24 December 2004 to employees and other parties.  These options have an exercise price of 25 cents and expire on 31 December 2009.  33,312 options were converted to ordinary fully paid shares during the year ended 30 June 2007.  As at balance date there were 10,216,688 options outstanding.

5,500,000 options were granted on 22 May 2006 to directors.  These options have an exercise price of 45 cents and expire on 31 May 2011.

3,000,000 options were granted on 7 June 2006 to employees and other parties.  These options have an exercise price of 45 cents and expire on 31 May 2011. 2,000,000 of these options with an exercise price of 45 cents were issued to an executive who left the Company’s employment. These options expired on 3 November 2007, unexercised.

3,000,000 options were granted on 6 November 2006 pursuant to a private offer to minority interest holders of Kestrel Energy Inc.  These options have an expiry date of 31 October 2009 and an exercise price of 42 cents per share.

4,000,000 options were granted on 11 October 2007 to key management personnel.  These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

2,000,000 options were granted on 12 May 2008 to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vested following twelve months of service by the employee on 1 April 2009, with the remainder vesting following twenty four months of service.

3,379,077 options were granted on 10 October 2007 to participants of a capital raising, completed at the same time.  These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

Options issued to Macquarie Bank Limited
11,000,000 options were also granted to Macquarie Bank Limited as part of the convertible loan agreement.  These options were convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of these options was set at 40.8 US cents (42 Australian cents based on the spot price at balance date), being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.

10,000,000 options were also granted to Macquarie Bank Limited as part of the above mentioned loan agreement.  These options could be exercised at Macquarie Bank Limited’s discretion from 1 April 2009 and 31 May 2011.

On 13 March 2009 the Company entered into an agreement with Macquarie Bank Limited whereby these options were cancelled in exchange for the issue of 36,800,000 ordinary shares in the Company, representing approximately 15% of the issued capital of the Company at the time.  29,300,000 million were issued on 15 March.  A further 2,000,000 shares were issued on 1 July.  The remaining 5,500,000 shares will be issued following shareholder approval at the Annual General Meeting to be held on 18 November 2009.

On 25 July, 2006, 3,121,650 options were granted to Macquarie Securities USA as part of a capital raising fee paid.  These options vested immediately, have an exercise price of 42 cents and expire on 31 May 2009. These options expired on 31 May 2009, unexercised.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued as a result of the exercise of options
No options have been exercised from 1 July 2008 to the date of this report.

Remuneration Report
The remuneration report is set out under the following headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Company performance

The information provided in this remuneration report has been audited as required by section 308 (3C) of the Corporations Act 2001.

A           Principles used to determine the nature and amount of remuneration
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The performance of the Company depends upon the quality of its directors and executives.  To be successful and maximise shareholder wealth, the Company must attract, motivate and retain highly skilled directors and executives.

Remuneration packages applicable to the executive directors, senior executives and non-executive directors are established with due regard to:

•	Performance against set goals
•	Ability to attract and retain qualified and experienced directors and senior executives.

Due to the size and nature of the Company’s operations, the directors do not believe the establishment of a remuneration committee is warranted.  The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and executives.  The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.  Non-executive directors’ fees and payments are reviewed annually by the board.  The Chair’s fees are determined independently of the other non-executive directors.  The Chair is not present at any discussions relating to determination of his own remuneration.

The ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting.  An amount not exceeding the amount determined is then divided between directors as agreed.  The latest determination was at the Annual General Meeting held on 19 November 2008 when shareholders approved an aggregate remuneration of A$250,000 per annum.  The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually.

Non-executive directors are encouraged by the Board to hold shares in the Company (purchased by directors on market).  It is considered good governance for directors to have a stake in the Company on whose Board they sit.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Remuneration Incentives
The Company does not have a policy in place limiting the Directors exposure to risk in relation to the Company’s options.

The remuneration of non-executive directors for the period ending 30 June 2009 and 2008 is detailed in Table 1.

Executive Pay
The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

•	Align the interests of executives with those of shareholders;
•	Link reward with strategic goals and performance of the Company; and
•	Ensure total remuneration is competitive by market standards.

Base pay for executives is reviewed on the contract renewal date to ensure the base pay is set to reflect the market for a comparable role.  There are no guaranteed base pay increases included in any executives’ contracts.

Remuneration consists of fixed remuneration and remuneration incentives in the form of options issued in the Company.

The level of fixed remuneration is reviewed annually by the Board having due regard to performance against goals set for the year and relevant comparative information.  The Board has access to external advice independent of management if required.

Remuneration Incentives
Directors remuneration is not linked to either long term or short term incentives.  The Board feels that the expiry date and exercise price of the options issued to the directors in the current and prior years are sufficient to align the goals of the directors and executives with those of the shareholders to maximise shareholder wealth.  There are no performance criteria or service conditions attached to options issued to directors.

During the prior year, the Board agreed that vesting conditions should be included in relation to the options issued to new executives.  Previously, similar to the Directors incentives detailed above, no conditions were placed on options issued to executives.

The Company does not have a policy in place relating to the executives limiting their exposure to risk in relation to the Company’s equity instruments.

A bonus is provided for in the contracts of the Vice President - Engineering and Vice President – Exploration.  The bonus payable is between $35,000 and $50,000 per year per executive.  These bonuses are payable at the discretion of the Chief Executive Officer and are based on a number of factors including share price performance of the Company’s shares, exploration and drilling success and the reserve base of the Company and are paid annually following at least six months service by the executive. There are no prescribed qualitative or quantitative measures for these bonuses.

No bonuses were paid by the Company for the year ended 30 June 2009. In the prior year, a bonus of $42,500 was paid to the Vice President – Engineering.  A bonus was of $16,700 was also paid to the Vice President – Exploration, in the prior year.  This was a sign on bonus and not part of the bonus payable in accordance with his contract.  A contractual bonus was not paid to the Vice President – Exploration as he had not been employed by the Company for greater than six months prior to 30 June 2008.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

B	Details of Remuneration
Amounts of remuneration
Details of remuneration of the directors and executives of the Company and Consolidated Entity in accordance with the requirements of the Corporations Act 2001 and its Regulations are set out in the following tables.

For the purposes of this report, Key management Personnel (KMP) of the Consolidated Entity are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Consolidated Entity, directly or indirectly, including any director (whether executive or otherwise) of the Parent company, and includes the four executives in the Parent and Consolidated Entity receiving the highest remuneration.

For the purposes of this report, the term “executive” encompasses the Company Secretary, Chief Financial Officer, Vice President – Engineering and Vice President - Exploration.  There are no further employees employed by either the Company or its subsidiaries who meet the definition of executive, therefore only the four executives detailed above are included in this report. These four employees constitute the Top 5 highest paid executives for the purposes of this report.  During the year and as at the date of this report, unless stated otherwise, the key management personnel are:

Neil MacLachlan	Chairman
Terry Barr	Managing Director
Victor Rudenno	Non-executive Director
David Cairns	Non-executive Directors (resigned effective 10 September 2008)
Keith Skipper	Non-executive Director (appointed effective 10 September 2008)

Denis Rakich	Company Secretary
Robyn Lamont	Chief Financial Officer
Robert Gardner	Vice President – Engineering (resigned effective 10 July 2009)
David Ninke	Vice President - Exploration

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Table 1: Key Management Personnel compensation for the year ended 30 June 2009

	Salary & Fees $	Short Term Bonus $	Non- monetary Benefits $	Post Employment Superannuation $	Share-based Payments Options ** $	Total $	Total Performance Related %
Directors
T.Barr	244,193	-	-	12,570	-	256,763	0%

N. MacLachlan	64,832	-	-	-	-	64,832	0%

K. Skipper	22,476	-	-	-	-	22,476	0%

V. Rudenno	33,129	-	-	-	-	33,129	0%

D. Cairns (i)	4,630	-	-	-	-	4,630	0%

Executives
D. Rakich	78,645	-	-	7,864	-	86,509	0%

R. Lamont	171,786	-	1,836	12,883	-	186,505	0%

R. Gardner (ii)	208,146	-	3,785	13,661	-	225,592	0%

D. Ninke	191,344	-	1,830	10,480	33,962	237,616	13.09%

Total	1,019,181	-	7,451	57,458	33,962	1,118,052

i)	Mr Cairns resigned effective 10 September 2008
ii)	Mr Gardner resigned effective 10 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS REPORT
30 June 2009

Table 2: Key Management Personnel compensation for the years ended 30 June 2008

	Salary & Fees $	Short Term Bonus $	Non- monetary Benefits $	Long Service Leave $	Post Employment Superannuation $	Share-based Payments Options * $	Total $	Total Performance Related %
Directors
T.Barr	267,098	-	-	-	20,032	-	287,130	0%

M.Burne (i)	13,034	-	-	-	-	-	13,034	0%

N. MacLachlan	41,303	-	-	-	-	-	41,403	0%

D. Cairns	27,168	-	-	-	-	-	27,168	0%

V. Rudenno	27,168	-	-	-	-	-	27,168	0%

N. Fearis (alternate) (ii)	-	-	-	-	-	-	-	0%

Executives
D. Rakich	91,483	-	-	2,008	9,148	-	102,639	0%

R. Lamont	130,000	-	1,652	-	9,750	153,152	294,554	52.0%

J. Rhodes (iii)	18,750	-	-	-	-	-	18,750	0%

R. Gardner (iv)	146,461	42,500	3,418	-	10,985	153,152	356,516	11.9%

D. Ninke (v)	50,000	16,700	710	-	3,750	41,887	113,047	14.7%

Total	812,465	59,200	5,780	2,008	53,665	348,191	1,281,309

(i)	Mr Burne resigned effective 19 December 2007
(ii)	Mr Fearis was appointed an alternate for Mr Burne. Following the resignation of Mr Burne, Mr Fearis ceased to be an alternate Director
(iii)	Mr Rhodes was appointed 1 May 2006 and resigned from the Consolidated Entity effective 3 August 2007
(iv)	Mr Gardner was appointed 1 October 2007
(v)	Mr Ninke was appointed 1 April 2008

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

*Unrealised value of options granted to executives during the year ended 30 June 2008

Options were granted to certain executives during the prior year.

Although a value is ascribed and included in total Key Management Personnel Compensation, it should be noted that the executives have not received this amount in cash and the options may have no actual financial value unless the share price of the Company exceeds the exercise price of the options.  The binomial pricing model used to value the options had the following variables.

Options issued to Executives (Granted - 11 October 2007)

The options have been valued at A$0.0852 per option at the grant date.

Share price at grant date (cents – Australian)	20.00
Exercise price (cents – Australian)	30.00
Time to expiry (years)	3.75	*
Risk free rate (%)	6.46
Share price volatility (%)	64.75

*Whilst the options have a five year term, the time expiry has been adjusted to take into account the likelihood of the options being exercised prior to their expiration date.

Options issued to Executives (Granted – 12 May 2008)

The options have been valued at A$0.053 per option at the grant date.

Share price at grant date (cents – Australian)	15.00
Exercise price (cents - Australian)	25.0
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	50.00

** These options were issued during the year ended 30 June 2008, however a portion vested during the current year, therefore the expense has been recognised in line with the vesting of these options.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

Table 3 Compensation options: Granted and vested during the year (Consolidated)

Name	Grant Number	Grant Date	Fair value per option at grant date (cents)	Exercise price per option $	Expiry date	First Exercise Date	Last exercise date	Vested No.*	Vested %
Directors
T. Barr	-	-	-	-	-	-	-	-	-
M. Burne	-	-	-	-	-	-	-	-	-
N. MacLachlan	-	-	-	-	-	-	-	-	-
D. Cairns	-	-	-	-	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-	-	-	-	-
R. Lamont	-	-	-	-	-	-	-	-	-
R. Gardner	-	-	-	-	-	-	-	-	-
D. Ninke*	-	-	-	-	-	-	-	600,000	30
Total	-	-	-	-			-	600,000	-

* 600,000 options vested at grant date, 600,000 options vested following the completion of twelve months employment by Mr Ninke on 1 April 2009.  The remaining 800,000 options will vest following the completion of twenty four months employment by Mr Ninke.

Table 4 Compensation options: Granted and vested during the prior year (Consolidated)

Name	Grant Number	Grant Date	Fair value per option at grant date (AUD - cents)	Exercise price per option AUD – cents	Expiry date	First Exercise Date	Last exercise date	Vested No.*	Vested %
Directors
T. Barr	-	-	-	-	-	-	-	-	-
M. Burne	-	-	-	-	-	-	-	-	-
N. MacLachlan	-	-	-	-	-	-	-	-	-
D. Cairns	-	-	-	-	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-	-	-	-	-
R. Lamont	2,000,000	11 Oct 2007	8.5	30	12 Oct 2012	11 Oct 2007	12 Oct 2007	2,000,000	100
R. Gardner	2,000,000	11 Oct 2007	8.5	30	12 Oct 2012	11 Oct 2007	12 Oct 2007	2,000,000	100
D. Ninke*	2,000,000	12 May 2008	5.3	25	12 May 2013	12 May 2008	12 May 2013	600,000	30
Total	-	-	-	-			-	4,600,000	-

No options were granted during the year ended 30 June 2009 as part of remuneration.

No options were exercised during the year ended 30 June 2009 and up to the date of this report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

Table 5 Options granted as part of remuneration for the year ended 30 June 2008

Name	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year $	Remuneration consisting of options for the year %
Directors
T. Barr	-	-	-	-
M. Burne	-	-	-	-
N. MacLachlan	-	-	-	-
D. Cairns	-	-	-	-

Executives
D. Rakich	-	-	-	-
J. Rhodes	-	-	-	-
R. Lamont	153,152	-	-	52.0
R. Gardner *	153,152	-	-	43.0
D. Ninke	99,883	-	-	88.4
Total	406,187	-	-	-

2,000,000 options were granted to Mr Rhodes during the year ended 30 June 2006.  Following the termination of his employment in August 2007, these options were cancelled in November 2007 in accordance with his employment contract.

* Mr Gardner ceased employment with the Company on 10 July 2009.  Unless exercised prior, these options will expire 90 days after the termination of his employment in accordance with the terms and conditions of his contract.

C           Service Agreements
It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives.   As such contracts have been entered into for Mr. Barr, Mr. Gardner, Mr. Ninke and Ms Lamont.  Details of these contracts are included below.

Mr. Barr – Chief Executive Officer
Effective 1 January 2009, the Company entered into an employment contract Mr Barr to serve as the Chief Executive Officer for the Company.  The agreement has an initial term of one year and allows for an annual base salary of US$250,000.  In the event of a Change of Control (as defined in the agreement) or in the event of termination by the Company without due cause, Mr Barr will be entitled a payment equivalent to the base salary prorated over the remaining contract term plus an additional payment equivalent to 90 days base salary.

Mr. Gardner – Vice President Engineering
Effective 1 October 2007 the Company entered into an Employment Agreement with Mr Gardner to serve as Vice President - Engineering for the Company. The agreement has an initial term of three years and allows for an annual base salary of $210,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion. During the year ended 30 June 2009, a bonus of nil (2008:$42,500) was paid. Additionally Mr. Gardner is entitled to receive an overriding royalty interest equal to 1% of oil wells or leases acquired by us during the term of the agreement based on a recommendation from Mr. Gardner to acquire the property.  To date no money has been paid or is payable in relation to this clause. The Agreement provides that Mr. Gardner shall be granted an option to purchase 2,000,000 Ordinary Shares at a price of A$0.30 per share. Mr. Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of $25,000). Mr. Gardner commenced employment with the Company on 22 October 2007. This contract can be terminated by the Company by giving Mr. Gardner 90 days notice.  Should the Company fail to give Mr. Gardner 90 days notice, the Company is required to pay Mr Gardner a termination payment equivalent to the difference between the number of days notice given and 90 days of base salary and Mr. Gardner’s minimum bonus for the year of $35,000.

Mr Gardner resigned from the Company, effective 10 July 2009.  No termination payments were payable.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

Mr. Ninke – Vice President Exploration
Effective 1 April 2008 the Company entered into an Employment Agreement with Mr Ninke to serve as Vice President - Exploration for the Company. The agreement has an initial term of three years and allows for an annual base salary of $200,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion. During the year ended 30 June 2009, a bonus of nil (2008: 16,700) was paid to Mr. Ninke. Additionally Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement primarily on the basis of Mr. Ninke's recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by the Consolidated Entity during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. To date no money has been paid or is payable in relation to this clause. The Agreement provides that Mr. Ninke shall be granted a five year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 will vest after twelve months of service and the remaining 800,000 will vest after twenty four months of service. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of $25,000). This contract can be terminated by the Company by giving Mr Ninke 90 days notice.  Should the Company fail to give Mr Ninke 90 days notice, the Company is required to pay Mr Ninke a termination payment equivalent to the difference between the number of days notice given and 90 days of base salary.

Ms Lamont – Chief Financial Officer
Effective 1 July 2007, the Company entered into an employment contract with Ms Lamont to serve as the Chief Financial Officer for the Company.  The agreement has an initial term of two years and allows for an annual base salary of $130,000.  In the event of a Change of Control (as defined in the agreement), Ms Lamont is entitled to receive a lump sum payment equal to the greater of (i) one half of the base salary or (ii) the annual base salary prorated over the remainder of the contract term.  Ms Lamont is also entitled to be reimbursed for the cost of owning and operating a motor vehicle.  Effective 1 July 2008, the Company increased Ms Lamont’s annual base salary to $180,000. On 1 July 2009, in accordance with the terms and conditions of her contract, the Company extended the employment contract with Ms Lamont for a further two years.

Effective 1 May 2009, the Directors approved a cut in total remuneration of 30% for all directors and executives. This reduction will remain in place until such time as the Directors no longer believe it to be appropriate.

D           Company Performance

The Company’s performance is reflected in the movement in the Company’s earnings per share (EPS) over time.  The graph below shows Samson Oil & Gas Limited’s basic EPS history for the past five years, including the current period.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

EPS for the years ended 30 June 2009, 2008, 2007 and 2006 has been measured based on the net loss as calculated by the application of Australian equivalents to International Financial Reporting Standards.  EPS for the years ended 30 June 2005 has been measured based on net profit/loss as calculated by the application of Australian Accounting Standards applicable to financial years beginning prior to 1 July 2005.

CORPORATE STRUCTURE

Samson Oil & Gas Limited is a Company limited by shares that is incorporated and domiciled in Australia.

EMPLOYEES

The Consolidated Entity employed 7 employees at 30 June 2009 (2008: 9 employees).

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments of the Consolidated Entity during the next financial year involve the ongoing principal activities of oil and gas exploration, development and production in the United States of America.

The Consolidated Entity plans to continue to strengthen its proved reserve base (after allowing for production roll off) through the drilling of successful wells, which in some instances gives rise to additional proved undeveloped drilling locations.  Some of these are expected to be exploited during the coming years, as the Consolidated Entity continues to drill wells and looks to maximise its oil and gas production.

The Consolidated Entity will also continue to review potential acquisition targets with the view to expanding the Company through organic growth and corporate acquisition activity.

The Consolidated Entity has a number of exploration targets to be reviewed in the coming years.  Management will review these targets and will decide on the best means to progress the exploration on an individual prospect basis.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Other than the changes mentioned above in the operating review that have occurred during the year, there has not been any matter or circumstance that has occurred during the year or  that has arisen since the end of the financial year that has significantly affected, or may significantly affect:

•	the operations;
•	the results of those operations;
•	or the state of affairs of the Consolidated Entity in subsequent financial years.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

The Consolidated Entity has various permits and licenses to operate in different states within the United States of America.

The Consolidated Entity experienced an oil and salt water spill at its Pierce facility in Wyoming in February 2009. The spill included about 180 barrels of oil being pumped into the adjacent drainage system. The spill has been cleaned up and the regulatory authority (Bureau of Land Management) has given an informal approval to the site restoration, with formal approval forthcoming. It is likely, however, that the Environmental Protection Agency will issue a notice of violation but has also acknowledged that the site restoration meets their requirements.  The costs of rehabilitating the land and vegetation effected by the spill, with the exception of $1,000, was covered by the Company’s general liability insurance.

There have been no other significant known breaches of the Consolidated Entity’s licence or permit conditions.

DIRECTORS’ MEETINGS

The numbers of meetings of the company’s board of directors and of the audit committee held during the year ended 30 June 2009, and the numbers of meetings attended by each director were:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

	Full meetings of Directors		Audit Committee Meetings
	No. of Meetings held while in office	Meetings attended	No. of Meetings held while in office	Meetings attended
T.M. Barr	25	23	***	***
D.T. Cairns*	3	3	-	-
N.T. MacLachlan	25	25	4	1
K. Skipper**	22	22	4	4
V. Rudenno	25	25	4	4

*Mr Cairns resigned as Director in September 2008.
** Mr Skipper was appointed a Director in September 2008.
*** Not a member of the audit committee

INDEMNIFICATION AND INSURANCE OF DIRECTORS

During the financial year, the Consolidated Entity incurred a premium of $23,503 (2008: $31,779) to insure directors and officers of the Consolidated Entity.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Consolidated Entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.  This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of any information to gain advantage for themselves or someone else or to cause detriment to the company.  It is not possible to apportion the premium between amounts relating to insurance against legal costs and those relating to other liabilities.

CORPORATE GOVERNANCE

The directors of Samson Oil & Gas Limited aspire to maintain the standards of corporate governance appropriate to the size of the Company. The Company’s corporate governance statement is contained within the next section of this report.

AUDIT COMMITTEE

The members of the audit committee are Dr Victor Rudenno, Mr Neil MacLachlan and Mr Keith Skipper.

See detail under Directors Meetings for details of audit committee meetings attended by the Directors.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012.  As at 29 September 2009 the Company had received subscriptions for A$3,618,248.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

The following non-audit services were provided by the entity’s auditor, PricewaterhouseCoopers.  The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act.  The nature and scope of each type of non-audit service provided did not compromise auditor independence.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’ REPORT
for the year ended 30 June 2009

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of non-audit services in compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants

During the year no fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Ernst & Young were the Company’s auditors during the prior year.  For the year ended 30 June 2008, they received or were due to receive the following amounts for the provision of non-audit services:

Tax compliance and advice	$17,034

AUDITOR INDEPENDENCE

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 21.

Signed in accordance with a resolution of the Board of Directors.

Terence M. Barr
Director

Perth, Western Australia
30 September 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

AUDITORS INDEPENDENCE DECLARATION
for the year ended 30 June 2009

AUDITORS INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999

Auditor's Independence Declaration

As lead auditor for the audit of Samson Oil & Gas Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Samson Oil & Gas Limited and the entities it controlled during the period.

Pierre Dreyer
Partner
PricewaterhouseCoopers

Perth
30 September 2009

Liability limited by a scheme approved under Professional Standards Legislation

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

CORPORATE GOVERNANCE STANDARD

Samson Oil & Gas Limited (“the Company”) and the board are committed to achieving and demonstrating the highest standards of Corporate Governance.  The Board continues to review the framework and practices to ensure they meet the interests of shareholders. The company and its controlled entity together are referred to as the Consolidated Entity in this statement.

A description of the Consolidated Entity’s main corporate governance practice is set out below.  All these practices, unless stated otherwise, were in place for the entire year. They comply with the August 2007 ASX Principles of Good Corporate Governance and Best Practice Recommendations.

Principle 1 – Lay solid foundations for management and oversight.

The relationship between the board and senior management is critical to the Consolidated Entity’s long term success. The directors are responsible to the shareholders for the performance of the Consolidated Entity in both the short and longer term and seek to balance to competing objectives in the best interests of the Consolidated Entity as a whole. Their focus is to enhance the interests of the shareholders and other key stakeholders and to ensure the Consolidated Entity is properly managed.

The responsibilities of the Board include:

•	contributing to developing and approving the corporate strategy;
•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
•	overseeing and monitoring
•	organisational performance and the achievement of the Consolidated Entity’s strategic goals and objectives
•	compliance with Company’s code of conduct
•	progress of major capital expenditures and other significant corporate projects including acquisitions and divestitures
•	ensuring there are effective management processes in place and approving major corporate initiatives
•	overseeing the operation of the Company’s system for compliance and risk management
•	monitoring financial performance including the approval of the annual and half year financial reports and liaison with the Company’s auditors
•	appointment, performance assessment and, if necessary, removal of the Managing Director
•	ensuring appropriate resources are available to senior management.

Day to day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Managing Director and senior executives.

Principle 2 – Structure the Board to add value

The board operates in accordance with the broad principles set out in its charter.  The charter details the board’s composition and responsibilities.

Board composition
The charter states:

•
the board is to be comprised of both executive and non-executive directors with a majority of non-executive directors.  Non-executive directors bring a fresh perspective to the board’s consideration to strategic, risk and performance matters

•
in recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair must be independent of management and all directors are required to exercise independent judgement and review and constructively challenge the performance of management

•	the Chair is elected by the full board and is required to meet regularly with the Managing Director
•	the company is to maintain a mix of directors on the board from different backgrounds with complementary skills and experience

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

The board seeks to ensure that:

•	at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Consolidated Entity and directors with an external or fresh perspective
•	the size of the board is conducive to effective discussion and efficient decision-making.

Directors’ Independence
The board has adopted specific principles in relation to directors’ independence.  These state that when determining independence, a director must be a non-executive and the board should consider whether the director:

•	is a substantial shareholder of the company or an officer or, or otherwise associated directly with, a substantial shareholder of the company
•	is or has been employed in an executive capacity by the company or any other Consolidated Entity member within three years before commencing to serve on the board
•
within the last year has been a principal of a material professional adviser or material consultant to the company or any other Consolidated Entity member, or an employee materially associated with the service provided

•	is a material supplier or customer of the company or any other Consolidated Entity member, or an officer or otherwise associated directly or indirectly with a material supplier or customer
•	has a material contractual relationship with the company or a controlled entity other than as director of the Consolidated Entity
•	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement

“Materiality” for these purposes is determined on a qualitative basis.   A transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the director’s performance.

Recent thinking on corporate governance has introduced the view that a director’s independence may be perceived to be impacted by lengthy service on the board.  To avoid any potential concerns, the board has determined that a director will not be deemed independent if he or she has served on the board of the company for more than ten years.  The board continues to monitor developments on this issue.

The board assess independence each year.  To enable this process, the directors must provide all information to the Chief Financial Officer that may be relevant to the assessment.

Board members
Details of the members of the board, their experience, expertise, qualifications, term or office and their independent status are set out in the directors report under the heading “Directors”.  At the date of signing the directors’ report, there is one executive director and three non-executive directors, all of whom are deemed to be independent.

Term of office
The company’s Constitution specifies that all non-executive directors appointed during the year, automatically retire at the next annual general meeting (“AGM”) and are eligible for re-election at that general meeting.  Any director that has been appointed during the year and is subject to automatic retirement at the AGM is not taken into account in the automatic retirement of one third of the directors as detail below.

At each annual general meeting:

(a)	one third (or if that is not a whole number, the whole number nearest to one third) of the Directors who are not:

(i)	appointed, and required to retire, as detailed above; or
(ii)	the Managing Director; or
(iii)	Directors only because they are Alternates; and

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

(b)	any Director who would, if that Director remained in office until the next annual general meeting, have held that office for more than 3 years must retire from office and are eligible for re-election.

Chair and Chief Executive Officer
The Chair is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board’s relationship with the company’s senior executives.  In accepting the position, the Chair has acknowledged that it will require a significant time commitment and has confirmed that other positions with not hinder his effective performance in the role of Chair.

The CEO is responsible for implementing Consolidated Entity strategies and policies. The board charter specifies that these are separate roles to be undertaken by separate people.  The CEO role is performed by the Managing Director.

Commitment
The board held 25 meetings (including those held by circulating resolution) during the year.  The number of meetings of company’s board of directors and of each board committee held during the year ended 30 June 2009, and the number of meetings attended by each director is disclosed on page 19.

It is the company’s practice to allow its executive directors to accept appointments outside the company with prior written approval of the board.  No appointments of this nature were requested during the year.

Prior to appointment or being submitted for re-election, each non-executive director is required to specifically acknowledge that they will have and continue to have the time available to discharge their responsibilities to the company.

Independent professional advice
Directors and board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company’s expense.  Prior written approval of the Chair is required, but this will not be unreasonably withheld.

Performance assessment
In order to ensure that the board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chair.  Directors whose performance is unsatisfactory are asked to retire.  The board has not formally documented the results of performance evaluations to date.

Board committees
The board has established an audit committee to assist in the execution of this function of the board.

Audit Committee

The audit committee consists entirely of independent directors, including Mr. MacLachlan, Mr. Skipper and Dr. Rudenno. The audit committee operates in accordance with a formal written charter, a copy of which is available on the company’s website.  This committee oversees, reviews and acts on reports to the board on various auditing and accounting matters, selects the independent auditors and oversees the scope of annual audits, fees to be paid to the independent auditors, the performance of the independent auditors and our accounting practices.  In addition, the audit committee oversees the company’s compliance programs relating to legal and regulatory requirements.

It is the board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes.  This also includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

Nomination Committee

The company does not have a formally appointed nomination committee, as the directors believe the size of the company’s operations does not warrant the establishment of such a committee.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

Principle 3 – Promote ethical and responsible decision making

Code of Conduct
The company has developed a Code of Conduct (“the Code”) which has been fully endorsed by the board and applies to all directors and employees.  The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Consolidated Entity’s integrity and to take into account legal obligations and reasonable expectations of the company’s stakeholders.

In summary, the Code requires that at all times all company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies.

The purchase and sale of company securities by directors and employees is only permitted during non-black out periods.  Black out periods are defined in the company’s Insider Trading Policy.  Any transactions undertaken must be notified to the CEO or CFO prior to being entered into.

The Code and the company’s trading policy is discussed with each new employee.  Further training is periodically provided and all employees are asked to sign an annual declaration confirming their compliance with the Code and trading policy.

The Code requires employees who are aware of unethical practices with the Consolidated Entity or breaches of the company’s trading policy to report these using the company’s whistleblower program.

The directors are satisfied that the Consolidated Entity has complied with its policies on ethical standards, including trading in securities.

A copy of the Code and the Insider Trading Policy are available on the company’s website.

Principle 4 – Safeguard integrity in financial reporting

Audit committee

The audit committee consists of the following non-executive directors:

N. MacLachlan
K. Skipper (appointed 10 September 2008)
V. Rudenno
D. Cairns (resigned 10 September 2008)

Details of these directors’ qualifications and attendance at audit committee meetings are set out in the directors report on pages 3-4 and 19.

All members of the audit committee are financially literate and have an appropriate understand of the oil and gas industry.  Dr Rudenno and Mr MacLachlan are both deemed to be financial experts.

The audit committee operates in accordance with a charter which is available on the company website.  The main responsibilities of the committee are to:

•	review, assess and approve the annual report, Form 20F, the half-year financial report and all other financial information published by the company or released to the market
•	assist the board in reviewing the effectiveness of the organisation’s internal control environment covering:
o	effectiveness and efficiency of operations
o	reliability of financial reporting
o	compliance with applicable laws and regulations
•	oversee the effective operation of the risk management framework
•	recommend to the board the appointment, removal and remuneration of the external auditors and review the terms of their engagement, the scope and quality of the audit and assess performance
•	consider the independence and competence of the external auditor on an on-going basis

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence
•	review and monitor related party transactions and assess their propriety
•	report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors
•	meets with external auditors at least twice a year, or more frequently if necessary
•	reviews the processes the CEO and CFO have in place to support their certifications to the board
•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
•	is given the opportunity to meet with external auditors without the presence of management if required
•	provides the external auditors with a clear line of communication at any time to the either the audit committee or the Chair of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

External auditors

The company and audit committee policy is to appoint external auditors who clearly demonstrate quality and independence.  The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs.  The external audit for the year ended 30 June 2009 was put to tender in the prior year with PricewaterhouseCoopers being appointed external auditors in October 2008.  It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the directors’ report and in note 25 to the financial statements.  It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 5 and 6 – Make timely and balanced disclosures and respect the rights of shareholders

The company recognises the importance of ensuring its continuous disclosure requirements are met, and has procedures in place to ensure this happens, however has not formally documented them.

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (“ASX”).  This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the company’s website as soon as it is disclosed to the ASX.  When analysts are briefed on aspects of the Consolidated Entity’s operations, the material used in the presentation is released to the ASX and posted on the company’s website.  Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

From 30 June 2008, shareholders could elect whether or not they wished to receive a hard copy of the Annual Report.  A copy of the Annual Report is sent to all shareholders who elected to receive one.  All shareholders receive the Notice of Meeting for the Company’s Annual General Meeting.

The company actively promotes communication with shareholders through a variety of measures, including the use of the company’s website and email.  The company’s reports and ASX announcements may be viewed and downloaded from its website: www.samsonoilandgas.com.au or the ASX website: www.asx.com.au under ASX code “SSN”.  The company also maintains an email list for the distribution of the company’s announcements via email in a timelier manner.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2009

Principle 7- Recognise and manage risk

The board, through the audit committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.  In summary, the company policies are designed to ensure strategic, operational, legal, reputational and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Consolidated Entity’s business objectives.

Considerable importance is placed on maintaining a strong control environment. There is organisation structure with clearly drawn lines of accountability and delegation of authority.  Adherence to the Code of Conduct is required at all times and the board actively promotes a culture of quality and integrity.  The company has an Enterprise Risk Policy though a formal Risk Management Committee has not been established.  The company believes that the regular communication between senior management and the board ensures that risks are identified and dealt with, when appropriate, in a timely manner.

Environmental Risk System

The Company recognises the importance of environmental risk management and is committed to the highest level of sound environmental management.  The Company has established best practice environmental policies for those fields that it operates and seeks to ensure the operators of its non-operated properties operate in an environmentally sound manner.

Corporate reporting

The Managing Director and CFO have made the following certifications to the board:

•
that the company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the company and the Consolidated Entity and are in accordance with relevant accounting standards

•
that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8 – Remunerate fairly and responsibly

Due to the nature and size of the company’s operations the directors do not believe the establishment of remuneration committee is warranted.  The board is responsible for determining and reviewing compensation arrangements for the directors.  Further detail in relation to the company’s remuneration policies can be found in the Remuneration Report included within the Directors’ Report.

Members of the senior executive team sign a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.  The standard contract refers to a specific formal job description.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the directors’ report under the heading “Remuneration report”.

The board also assumes responsibility for overseeing management succession planning.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

INCOME STATEMENTS
for the year ended 30 June 2009

INCOME STATEMENTS

		Consolidated Entity		Parent Entity
	Note	2009 $	2008 $	2009 $	2008 $
Continuing Operations
Revenue
Sale of oil and gas	3(a)	4,646,437	7,330,294	-	-
Finance income	3(a)	10,338	64,349	1,626	18,541
Total Revenue		4,656,775	7,394,643	1,626	18,541

Cost of Sales		(3,734,042)	(3,362,369)	-	-

Gross Profit		922,733	4,032,274	1,626	18,541

Other Income	3(a)	5,876,787	1,765,786	8,596,425	684,420

Exploration and evaluation expense		(4,861,545)	(2,641,021)	-	-
General and administrative expenses	3(b)	(4,811,922)	(7,440,102)	(35,519,674)	(8,162,402)
Reversal of impairment	3(e)	-	4,532,258	-	-
Impairment expense of oil and gas properties	13	(21,706,181)	-	-	-
Finance costs	3(c)	(5,579,047)	(3,163,076)	-	-

Loss from continuing operations before income tax		(30,159,175)	(2,913,881)	(26,921,623)	(7,459,441)

Income tax expense	4	-	-	-	-

Loss from continuing operations after income tax		(30,159,175)	(2,913,881)	(26,921,623)	(7,459,441)

Discontinued operations
Profit from discontinued operations after income tax	33	-	418,038	-	-

Net loss for the year	18	(30,159,175)	(2,495,843)	(26,921,623)	(7,459,441)

Loss per share for loss from continuing operations attributable to the ordinary equity holders:

Basic (loss) per share (cents)	26	(13.88)	(1.44)
Diluted (loss) per share (cents)	26	(13.88)	(1.44)

Loss per share for loss attributable to the ordinary equity holders of the company:

Basic (loss) per share (cents)	26	(13.88)	(1.23)
Diluted (loss) per share (cents)	26	(13.88)	(1.23)

The above income statements should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

BALANCE SHEETS
As at 30 June 2009

BALANCE SHEETS

		Consolidated Entity		Parent Entity
	Note	2009 $	2008 $	2009 $	2008 $

Current assets
Cash and cash equivalents	6	1,522,632	2,680,734	82,746	260,481
Trade and other receivables	7	471,974	1,860,760	27,913	32,257
Financial assets at fair value through profit and loss	8	57,186	173,638	57,186	173,638
Derivative financial instruments	19a	154,180	-	-	-
Prepayments		51,686	1,219,520	-	-
Total current assets		2,257,658	5,934,652	167,845	466,376

Non-current assets
Investments in controlled entities	11	-	-	4,547,022	18,060,842
Restricted cash	12	145,738	145,738	-	-
Trade and other receivables	7	25,611	30,597	25,611	20,971,409
Plant and equipment	9	2,195,081	1,982,278	1,435	4,174
Exploration and evaluation assets	10	-	4,597,052	-	-
Oil and gas properties	13	18,508,556	40,076,369	-	-
Total non-current assets		20,874,986	46,832,034	4,574,068	39,036,425
Total assets		23,132,644	52,766,686	4,741,913	39,502,801

Current liabilities
Trade and other payables	14	591,109	925,521	128,797	175,311
Derivative financial instruments	19b	-	4,885,541	-	3,303,968
Borrowings	16	16,846,207	-	-	-
Total current liabilities		17,437,316	5,811,062	128,797	3,479,279

Non-current liabilities
Borrowings	16	-	12,899,693	-	-
Derivative financial instruments	19b	254,635	395,817	-	-
Provisions	15	827,577	689,419	-	947
Total non-current liabilities		1,082,212	13,984,929	128,797	947
Total Liabilities		18,519,528	19,795,991	128,797	3,480,226

Net assets		4,613,116	32,970,695	4,613,116	36,022,575

Equity

Contributed equity	17	55,985,941	55,511,344	55,985,941	55,511,344
Accumulated losses	18	(52,488,666)	(22,329,491)	(53,953,152)	(27,031,529)
Reserves	17	1,115,841	(211,158)	2,580,327	7,542,760
Total equity		4,613,116	32,970,695	4,613,116	36,022,575
The above balance sheets should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

CASH FLOW STATEMENTS
for the year ended 30 June 2009

CASH FLOW STATEMENTS

		Consolidated Entity		Parent Entity
	Note	2009 $	2008 $	2009 $	2008 $

Cash flows from operating activities
Receipts from customers		6,011,941	7,914,802	-	-
Cash received from commodity derivative financial instruments		1,197,487	357,000	-	-
Payments to suppliers & employees		(5,638,668)	(7,213,564)	(830,256)	(1,484,531)
Interest received		10,183	64,942	1,471	19,135
Payment to close out swap position		-	(60,000)	-	-
Interest paid		(1,627,616)	(1,888,256)	-	-
Net cash flows used in operating activities	23(b)	(46,673)	(825,076)	(828,785)	(1,465,396)

Cash flows from investing activities
Proceeds from sale of listed shares		-	317,083	-	317,083
Payments for plant & equipment		(590,746)	(489,257)	-	-
Proceeds from sale of properties		-	5,260,000	-	-
Payments for exploration and evaluation		(216,949)	(2,723,133)	-	-
Payments for oil and gas properties		(274,946)	(2,299,744)	-	-
Payments for acquisition of minority interest		-	(86,510)	-	-
Loan repayments from /(advanced to) controlled entities		-	-	679,838	(3,387,549)
Net cash flows (used in)/from investing activities		(1,082,641)	(21,561)	679,838	(3,070,466)

Cash flows from financing activities
Proceeds from issue of share capital		-	3,035,762	-	3,035,762
Repayment of borrowings		-	(2,940,000)	-	-
Payments for costs associated with capital raising		(2,330)	(9,078)	(2,330)	(9,078)
Net cash flows used in financing activities		(2,330)	(86,684)	(2,330)	3,026,684

Net decrease in cash and cash equivalents		(1,131,644)	(759,953)	(151,277)	(1,509,178)
Cash and cash equivalents at the beginning of the financial year		2,680,734	3,383,309	260,481	1,665,941
Effects of exchange rate changes on cash and cash equivalents		(26,458)	57,378	(26,458)	103,718
Cash and cash equivalents at end of year	23(a)	1,522,632	2,680,734	82,746	260,481

The above cash flow statements should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June 2009

STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total Equity
	$	$	$	$	$	$

At 1 July 2008	55,511,344	(22,329,491)	(1,479,118)	(1,097,780)	2,365,740	32,970,695
Currency translation differences	-	-	1,293,037	-	-	1,293,037
Loss for the period	-	(30,159,175)	-	-	-	(30,159,175)
Total income/(expense) for the period	-	(30,159,175)	1,293,037	-	-	(28,866,138)
Share Based Payments	-	-	-	-	33,962	33,962
Issue of share capital	476,927	-	-	-	-	476,927
Share issue costs	(2,330)	-	-	-	-	(2,330)
At 30 June 2009	55,985,941	(52,488,666)	(186,081)	(1,097,780)	2,399,702	4,613,116

At 1 July 2007	52,484,660	(19,833,648)	1,428,417	(1,097,780)	2,029,868	35,011,517
Currency translation differences	-	-	(2,907,535)	-	-	(2,907,535)
Loss for the period	-	(2,495,843)	-	-		(2,495,843)
Total expense for the period	-	(2,495,843)	(2,907,535)	-	-	(5,403,378)
Share Based Payments	-	-	-	-	335,872	335,872
Issue of share capital	3,035,762	-	-	-	-	3,035,762
Share issue costs	(9,078)	-	-	-	-	(9,078)
At 30 June 2008	55,511,344	(22,329,491)	(1,479,118)	(1,097,780)	2,365,740	32,970,695

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June 2009

STATEMENTS OF CHANGES IN EQUITY (Continued)

PARENT	Issued Capital	Accumulated Losses	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$

At 1 July 2008	55,511,344	(27,031,529)	2,365,740	5,177,020	36,022,575
Currency translation difference	-	-	-	(4,996,395)	(4,996,395)
Loss for the period	-	(26,921,623)	-	-	(26,921,623)
Total expense for the period	-	(26,921,623)	-	(4,996,395)	(31,918,018)
Share Based Payments	-	-	33,962	-	33,962
Issue of share capital	476,927	-	-	-	476,927
Share issue costs	(2,330)	-	-	-	(2,330)
At 30 June 2009	55,985,941	(53,953,152)	2,399,702	180,625	4,613,116

At 1 July 2007	52,484,660	(19,572,088)	2,029,868	3,284,741	38,227,181
Currency translation differences	-	-	-	1,892,279	1,892,279
Loss for the period	-	(7,459,441)	-	-	(7,459,441)
Total expense/(income) for the period	-	(7,459,441)	-	1,892,279	(5,567,162)
Share Based Payments	-	-	335,872	-	335,872
Issue of share capital	3,035,762	-	-	-	3,035,762
Share issue costs	(9,078)	-	-	-	(9,078)
At 30 June 2008	55,511,344	(27,031,529)	2,365,740	5,177,020	36,022,575

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
NOTE 1.              CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the year ended and as at 30 June 2009 was authorised for issue in accordance with a resolution of the directors on 30 September 2009.  The financial report includes separate financial statements for the parent as an individual entity and for the consolidated entity comprised of Samson Oil & Gas Limited and it’s 100% owned subsidiary Samson Oil & Gas USA Inc.

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.  Samson also trades an American Depository Share (“ADS”) on NYSE AMEX under the symbol "SSN". Each ADR represents 20 fully paid Ordinary Shares of Samson.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 22 Segment Reporting.

NOTE 2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has also been prepared on a historical cost basis, except for assets held for trading and derivative instruments, which have been measured at fair value.

The financial report is presented in United States Dollars.  This differs from the functional currency of the Parent Entity, being Australian Dollars.  Following the successful listing of Samson’s ADR’s on the NYSE AMEX in January 2008 and the migration of approximately 100,000,000 ordinary shares to ADR’s, the Board of Samson made the decision to change the presentation currency of the Consolidated Entity from Australian Dollars (“AUD”) to United States Dollars (“USD”).  Given the fluctuations in the AUD:USD exchange rate seen in recent years, the Board believes that presenting the company’s financial information in USD’s will give a better representation of the financial position and performance of the Consolidated Entity.  This change has no impact on the net loss of the Consolidated Entity other than presentation in USD instead of AUD. This change as been made effective the year ended 30 June 2009.  Comparative information has been restated in USD for comparative purposes. All dollar values in this report are expressed as USD’s unless noted otherwise.  All Australian dollar references are noted by ‘AUD’.

For further discussion see the Directors’ Report.

Going Concern
As at 30 June 2009 the Consolidated Entity and Company had reported losses of $30,159,175 (2008: $2,495,843) and $26,921,623 (2008:$7,459,451). The losses are primarily due to impairment of $26,303,842 of the Consolidated Entity’s oil and gas properties and capitalized exploration and evaluation assets (see note 3e and f).  The significant impairment recorded in the current year is primarily due to the deterioration in the price of natural gas that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties. While the Company’s loss was primarily due to the impairment of intercompany loans and investments in controlled entities.

The Consolidated Entity had a working capital deficiency of $15,179,658 at 30 June 2009 and was also in breach of a debt covenant in respect of its borrowings. As a result of the breach of covenant, the Consolidated Entity has classified all of its borrowings of $16,846,207 as current liabilities. This reflects the fact that the financier, at balance date, had the right to request the immediate repayment of these funds.  On 2 September 2009, the financier granted a waiver to the Consolidated Entity with respect to the 30 June 2009 breach and the breach of covenant that occurred for the quarter ended 31 March 2009.  The waiver involved a restructure of the debt facility and the inclusion of three new covenants.  Refer to Note 16 for details as to these covenants.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The restructured loan agreement also requires that the Company raise, after costs, US$8,000,000 prior to 12 October 2009.  On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012. If the offer is fully subscribed, the offer will raise A$17,308,383 (before the costs of the Offer).  Subject to the Company receiving at least A$4,400,000 in subscriptions from existing shareholders, Patersons Securities Limited has agreed to underwrite the issue to the extent of A$10,000,000 (which figure includes the A$4,400,000 just referred to). As at 29 September 2009 the Company had received subscriptions for A$3,618,248.

While the Directors are confident they will be able to comply with the conditions included in the restructured facility, there can be no assurance of this.  Consequently, significant uncertainty exists as to the Consolidated Entity's and Company’s ability to continue as going concerns while the current capital raising is underway or if it were unable to obtain waivers of future potential covenants breaches or restructure the terms of the facility.

After taking into account all the currently available information, the Directors believe that the Company and the Consolidated Entity will be successful in the above matters and, accordingly, have prepared the annual financial report on a going concern basis. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the annual financial report at 30 June 2009. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company and the Consolidated Entity not continue as going concerns.

a)	Compliance Statement

The financial report of Samson Oil & Gas Limited also complies with International Financial Reporting Statements (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods.  The Consolidated Entity’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

i)	AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (effective 1 January 2009)

AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance.  The information being reporting will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocated resources to operating segments.  The Consolidated Entity will adopt AASB 8 from 1 July 2009. It is not expected the adoption of this standards will change the segment reporting of the Consolidated Entity, however management have not completed their assessment of the impact of this standard.

ii)	Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 (effective 1 January 2009)

The revised AASB 123 has removed the option to expense all borrowing costs and – when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset.  This is different to the Consolidated Entity’s current policy, whereby all borrowing costs are expensed. The Consolidated Entity will apply the revised policy from 1 July 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

iii)	Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 (effective from 1 January 2009)

The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements.  If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.  The Consolidated Entity will apply the revised standard from 1 July 2009.

iv)	AASB 2008-1 Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations (effective from 1 January 2009)

AASB 2008-1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of share-based payments are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Consolidated Entity will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Consolidated Entity’s share-based payments.

v)
Revised  AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (effective 1 July 2009)

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes.  For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement.  There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.  All acquisition-related costs must be expensed. This is different to the Consolidated Entity’s current policy which is set out in note 2 (bb).

The revised AASB 127 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 2(bb).  The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss.  This is consistent with Consolidated Entity’s current accounting policy if control is not retained.

The Consolidated Entity will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

vi)	AASB 2008-6 Further amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective 1 July 2009)

The amendments to AASB 5 Discontinued Operations and AASB 1 First Time Adoption of Australian-Equivalents to International Financial Reporting Standards are part of the IASB’s annual improvements project published in May 2008.  They clarify that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.  Relevant disclosures should be made for this subsidiary if the definition of a discontinued operation is met.  The Consolidated Entity will apply the amendments prospectively to all partial disposals of subsidiaries from 1 July 2009.

vii)	AASB 2008-7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 July 2009)

In July 2008, the AASB approved amendments to AASB 1 First-time adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements.  The Consolidated Entity will apply the revised rules prospectively from 1 July 2009.  After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid our of pre-acquisition profits, but the investments may need to be tested for impairment as result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.  The Consolidated Entity will apply the amendments from 1 July 2009 as appropriate.  It is not expected to result in any material changes to the Financial Report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

viii)	AASB 136 (Amendment) Impairment of Assets (effective from 1 January 2009)

The amendment was made by AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project in July 2008.  Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for a value-in-use calculation should be made.  The Consolidated Entity will apply the AASB 136 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 July 2009.  This is not expected to affect any amount recognised in the financial statements.

ix)	AASB 101 (Amendment) Presentation of Financial Statements (effective from 1 January 2009)

The amendment was made by AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project in July 2008.  The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with AASB 139 Financial Instruments: Recognition and Measurement are examples of current assets and liabilities respectively.  The Consolidated Entity will apply the AASB 139 (Amendment) from 1 July 2009. It is not expected to have an impact on the Consolidated Entity’s financial statements.

c)	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries (‘the Consolidated Entity’) as at 30 June 2009 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operation policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Entity controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Consolidated Entity (refer to note 2bb).

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Investments in subsidiaries held by Samson Oil & Gas Limited are accounted for at cost in the separate financial statements of the parent entity

Minority interests not held by the Consolidated Entity are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

Acquisitions of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Joint Ventures
Jointly controlled assets
The proportionate interests in the assets, liabilities and expenses of a joint venture activity have been incorporated in the financial statements under the appropriate headings.  Note 29 sets out the Consolidated Entity’s interests in jointly controlled assets.

d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements.  Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.  Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the varying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Exploration and evaluation
The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

When assessing whether deferred exploration expenditure should be carried forward from the prior year the Consolidated Entity reviews each project on an individual basis, taking into account, but not limited, to the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Consolidated Entity’s near future plans for the field or prospect.

Under IFRS and Australian Accounting Standards, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities.  The Consolidated Entity believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Consolidated Entity and are therefore more appropriately presented as investing activities.

Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company.  If a value for this cannot be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided.  The Consolidated Entity also uses a binomial options pricing model to determine this fair value, where appropriate.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Impairment of Assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved and probable reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.

Restoration obligations
The Consolidated Entity estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Reserves estimates
Estimates of recoverable quantities of proven and probable reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors we use to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortisation and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at 30 June 2009 were prepared by independent reserve engineers, Ryder Scott Company.  The reserve estimates as at 30 June 2008 were prepared internally by Mr Robert Gardner – Vice President – Engineering.

Units of production method of depreciation and amortisation
The Consolidated Entity applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

Fair value of derivative financial instruments
The Consolidated Entity measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Embedded Derivative
The Consolidated Entity measured the value of its embedded derivative at prior balance dates using a binomial option pricing model at the prior balance date.  The assumptions used in this valuation are detailed in Note 16.

e)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured.  Amounts disclosed as revenue are net of rebates and amounts collected on behalf of third parties.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas
Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably.  Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Consolidated Entity sells more or less than its entitled ownership percentage of total gas production.  Any amount received in excess of the Consolidated Entity’s share is treated as a liability.  If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income
Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost (including allowances for impairment) of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income
Revenue is recognised when the Consolidated Entity’s right to receive the payment is established.

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Consolidated Entity as lessee
Finance leases, which transfer to the Consolidated Entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.  Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.  Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

i)	Restricted cash

The consolidated entity may be required to place funds with third parties as bonds for environmental restoration.  These bonds are carried as non-current receivables when the release of cash is not expected to occur within twelve months.  The bonds are represented by cash and are valued as cash.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Consolidated Entity will not be able to collect the receivable.  Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment.  The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

The amount of the impairment loss is recognised in the income statement within other expenses.  When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(i) Functional and presentation currency
The functional currency of Samson Oil & Gas Limited is Australian Dollars, whereas the presentation currency is United States Dollars. The functional and presentation currency of Samson Oil & Gas USA, Inc is United States Dollars. The presentation currency of the Consolidated Entity is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii)Transaction and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year ended exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.  Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the profit or loss as part of the fair value gain or loss.  Translation differences on non-monetary assets such as equities classified as available for sale financial assets are included in the fair value reserve in equity.

(iii) Translation of Consolidated Entity Companies’ functional currency to presentation currency
The results and financial position of Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•
Income and expense for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on transaction dates, in which case income and expenses are translated at the dates of the transactions)

•	Equity is translated at the historical exchange rate that approximates the rate in effect at the date of the transaction, and
•	All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity.  When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

m)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

n)	Other taxes

Revenues, expenses and assets are recognised net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.  Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation.  All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation expense is estimated over the useful life of the assets as follows:

Furniture and fittings – over two to five years using the straight line method
Lease and well equipment – over the life of the reserve (usually 3-25 years) – approximated using the units of production method.

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Refer Note 2s) for the Consolidated Entity’s policy in relation to Impairment of Non-Financial Assets.

Derecognition and disposal
An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognised.

p)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

The Consolidated Entity uses the units of production method to amortise costs carried forward in relation to its oil and gas properties.  For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

q)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting.  The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation assets. The costs of wells are initially capitalised pending the results of the well.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•
the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete and active and significant operations in relation to the are of interest is continuing; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Exploration costs are classified as cash flows from investing activities in the Cash Flow Statement.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Consolidated Entity has the right to explore
•	planned and budgeted future exploration expenditure
•	activities incurred during the year
•	activities planned for future periods.

r)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets.  The classification depends on the purpose for which the investments were acquired.  Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition
All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Consolidated Entity commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.  Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

(i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’.  Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii) Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market.  Such assets are carried at amortised cost using the effective interest rate method.  Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non-current.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Impairment
The Consolidated Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.   Impairment losses are recognised in the Income Statement.

s)	Impairment of non-financial assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognised in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such an indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

t)	Trade and other payables

Trade payables and other payables are carried at amortised cost and due to their short term nature are not discounted. They represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year that are unpaid and arise when the Consolidated Entity becomes obliged to make future payments in respect of the purchase of these goods and services.  The amounts are unsecured and are usually paid within 30 days of recognition.

u)	Provisions

Provisions are recognised when the Consolidated Entity has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Consolidated Entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

v)	Restoration costs

The Consolidated Entity records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises.  The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location.  When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties.  Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability.  The unwinding of the discount is recorded as an accretion charge within finance costs.  The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Consolidated Entity reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate.   The Consolidated Entity also reviews the discount rate to ensure it is still appropriate.  If changing any of these variables results in a decrease in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the Balance Sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

w)	Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave
The liability for long service is recognised in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

x)	Share-based payment transactions

Equity settled transactions:
The Consolidated Entity provides benefits to employees (including senior executives) of the Consolidated Entity in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value at grant date is determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

I.	The grant date fair value of the award;
II.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

III.	The expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

y)	Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

z)	Earnings per share

i)	Basic earnings per share
Basic earnings per share is calculated by dividing:
•	The profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares
•	By the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 26)

ii)	Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
•	The after income tax effect of interest and other financing costs associated dilutive potential ordinary shares, and
•	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination.  Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.  Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill.  If the cost of acquisition is less than the Consolidated Entity’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

cc)	Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different to those of other business segments.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or segments within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

dd)	Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value are taken directly to the income statement.

ee)	Compound Instruments/Borrowings

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Convertible Note
The convertible note was split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represented the Company’s liability for future interest payments and the principal amount. The embedded derivatives represented the value of the foreign currency denominated option that note holders had to convert into ordinary shares in the Company and the early redemption option of the Consolidated Entity.  At the date of issue the component parts were recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note was measured at amortised cost. The embedded derivatives were measured at fair value at each balance date, and the change in fair value was recognised in the income statement.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.  The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or finance cost.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Interest
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Discontinued Operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction.  They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised.  A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.  The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 3.	REVENUE AND EXPENSES

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	1,546,080	2,430,437	-	-
Gas sales	2,853,334	4,295,917	-	-
Other liquids	247,023	599,695	-	-
Other	-	4,245	-	-
	4,646,437	7,330,294	-	-
Finance Income
Interest income	10,338	64,349	1,626	18,541

Total Revenue	4,656,775	7,394,643	1,626	18,541

Other Income
Gain on cancellation of portion of embedded derivative / options	735,072	684,420	735,072	684,420
Movement in fair value of embedded derivative	2,049,983	-	2,049,983
Foreign exchange gains	-	17,936	5,811,370	-
Gain on fixed forward swaps	1,186,910	297,000	-	-
Movement in fair value of derivative instruments (fixed forward swaps)	1,876,936	-	-	-
Gain on financial liabilities carried at amortised cost on re-estimation of cash flows	-	654,733	-	-
Other	27,886	111,697	-	-
Total Other Income	5,876,787	1,765,786	8,596,425	684,420

	Consolidated Entity		Parent Entity
b General and Administration	2009 $	2008 $	2009 $	2008 $
Employee Benefits
Salary and employee benefits	(1,488,928)	(1,362,116)	(244,147)	(289,111)
Share based payments	(33,962)	(340,341)	(33,962)	(340,341)
Total Employee Expense Benefits	(1,522,890)	(1,702,457)	(278,109)	(629,452)

Other General and Administration
Foreign exchange losses	(1,307,006)	-	-	(5,378,061)
Impairment of intercompany loans	-	-	(24,033,373)	-
Impairment of investment in controlled subsidiary	-	-	(10,570,363)	-
Consultants’ fees	(249,572)	(392,231)	(10,408)	(26,960)
Lease payments	(142,496)	(211,181)	(69,224)	(139,004)
Legal costs	(214,440)	(241,332)	(23,166)	(12,186)
Assurance, accounting and taxation advice	(438,018)	(826,255)	(223,613)	(430,526)
Movement in fair value of derivative instruments	-	(1,485,326)	-	-
Travel and accommodation	(156,153)	(252,201)	(29,916)	(56,783)
Movement in fair value of held for trading investments	(79,082)	(12,390)	(79,082)	(12,390)
Movement in fair value of embedded derivative	-	(1,237,831)	-	(1,237,831)
Filing and listing fees	(73,090)	(86,433)	(17,259)	(18,493)
Insurance	(132,842)	(161,019)	(24,838)	(33,646)
Investor and public relations	(148,391)	(340,957)	(33,460)	(57,297)
Printing, postage and stationery	(17,938)	(55,277)	(5,424)	(19,111)
Other	(330,004)	(435,212)	(121,439)	(110,664)
Total Other General and Administration Expenses	(3,289,032)	(5,737,645)	(35,241,565)	(7,532,952)
	(4,811,922)	(7,440,102)	(35,519,674)	(8,162,404)

c Finance costs
Unwinding of discount associated with restoration obligation	(4,916)	(9,595)	-	-
Amortised borrowing costs	(111,544)	(114,545)	-	-
Loss on financial liabilities carried at amortised cost on re-estimation of cash flows	(3,134,341)	-	-	-
Interest expense	(2,328,246)	(3,038,936)	-	-
Total Finance Costs	(5,579,047)	(3,163,076)	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
d Depreciation and amortisation, included in the income statement
Included in cost of sales:
Depreciation on lease and well equipment	(192,799)	(85,860)	-	-
Depletion of oil and gas properties	(1,591,260)	(947,623)	-	-
	(1,784,059)	(1,033,483)	-	-

Depreciation of furniture and fittings	(82,489)	(82,925)	(1,957)	(6,476)
	(1,866,548)	(1,116,408)	(1,957)	(6,476)

e Impairment movements
Net reversal of impairment of oil and gas properties	-	4,532,258	-	-
Impairment Expense of oil and gas properties	(21,706,181)	-	-	-
Total Impairment Expense	(21,706,181)	4,532,258	-	-

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

f Included in exploration expenditure
Deferred exploration expenditure written off	(4,597,052)	-	-	-
Dry Hole Costs	-	(2,226,798)	-	-
	(4,597,052)	(2,226,798)

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 4.	INCOME TAX

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
The major components of income tax expense are:
Income statement
Current income tax	-	-	-	-
Deferred income tax	-	-	-	-
Income tax expense reported in the income statement	-	-	-	-

A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the applicable income tax rate is as follows:
Accounting loss before income tax from continuing operations	(30,159,175)	(2,913,881)	(26,921,623)	(7,459,452)
Profit before tax from discontinued operations	-	568,238	-	-
Total accounting loss before income tax	(30,159,175)	(2,345,643)	(26,921,623)	(7,459,452)
At the Australian statutory income tax rates of 30% (2008: 30%)	(9,047,753)	(703,693)	(8,076,487)	(2,237,836)
Expenditure not allowable for income tax purposes	10,189	922,217	10,391,309	2,086,870
Income not assessable for income tax purposes	-	(466,053)	(1,743,411)	(205,326)
Effect of US tax rate differential	(221,525)	(97,842)	-	-
Deferred tax assets not brought to account as realisation is not considered probable	9,259,089	495,571	-	356,292
Prior year losses not previously recognised now utilised	-	-	(571,411)
Aggregate income tax	-	150,200	-	-

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Aggregate income tax expense attributable to:
Continuing operations	-	-	-	-
Discontinued operations	-	150,200	-	-
	-	150,200	-	-

The Consolidated Entity’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Consolidated Entity’s interest in the Amber field located in Oklahoma.  This expense has been recorded as part of the discontinued operations.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Balance Sheet		Income Statement
Consolidated	2009 $	2008 $	2009 $	2008 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Oil and gas properties	-	191,334	-	191,334
Loan fees	1,390	2,115	(725)	(724)
Gross deferred tax liabilities	1,390	193,449

Deferred tax assets
Losses available to offset against future taxable income	18,944,488	9,685,399	(9,259,089)	514,173
Assets held for trading	145	10,442	10,297	(4,050)
Oil and gas properties	9,247,425	-	(9,438,759)	735,291
Share issue costs	13,092	40,119	27,027	14,135
Hedge liability	39,177	771,182	732,995	(579,277)
Other		-	-	26,606
Deferred tax assets not brought to account as realisation is not regarded as probable	(28,242,937)	(10,313,693)	(17,927,529)	706,878
Gross deferred tax assets	1,390	193,449

Deferred tax income/(expense)			-	-
Net deferred tax recognised in the balance sheet	-	-

	Balance Sheet		Income Statement
Parent	2009 $	2008 $	2009 $	2008 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:

Deferred tax assets
Losses available to offset against future taxable income	1,154,131	1,725,542	571,411	(358,025)
Assets held for trading	145	10,442	10,297	(4,050)
Share Issue Costs	13,092	40,119	27,027	14,135
Intercompany loans	13,022,445	-	(13,022,445)	-
Intercompany investment	4,122,441	-	(4,122,441)
Other	-	-		26,606
Deferred tax assets not brought to account as realisation is not regarded as probable	(18,312,254)	(1,776,103)	(16,590,205)	(321,334)
Gross deferred tax assets	-	-

Deferred tax income/(expense)			-	-
Net deferred tax recognised in the balance sheet	-	-

The Consolidated Entity has tax losses carried forward arising in Australia of $3,847,102 (2008: $5,751,806).  The benefit of these losses of $1,154,131 (2008: $1,725,542) will only be obtained in future years if:

i.	the Consolidated Entity and the Parent Entity derive future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity and the Parent Entity have complied and continue to comply with the conditions for deductibility imposed by law; and

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

iii.	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realising the benefit from deduction for the losses.

The Consolidated Entity has Federal net operating losses in the United States of approximately $26,100,222 (2008: $21,989,064).  The utilisation of approximately $13,056,705 (2008: $13,056,705) is limited to an estimated $403,194 (2008: $403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2008 to 2026.  Of the $13,056,705, $9,023,861 will never be utilised and will expire by June 2025.

The Consolidated Entity has not recognised a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately $17,040,393 (2008: $10,787,156) of State carried forward tax losses, with expiry dates between June 2009 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.	DIVIDENDS

No dividends have been declared during the year (2008: Nil).

The balance of the franking account at the end of the year was nil (2008: Nil).

NOTE 6.	CASH AND CASH EQUIVALENTS

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Cash at bank and on hand	1,522,632	2,680,734	82,746	260,481

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

a)           Risk exposure
The Consolidated Entity’s and parent entity’s exposure to interest rate risk is discussed in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of cash mentioned above.

NOTE 7.	TRADE AND OTHER RECEIVABLES

		Consolidated Entity		Parent Entity
	Note	2009 $	2008 $	2009 $	2008 $
CURRENT
Trade receivables (i)		444,061	1,693,504	-	-
Net GST Receivable		11,817	13,027	11,817	13,027
Other receivables (ii)		16,096	154,229	16,096	19,230
		471,974	1,860,760	27,913	32,257

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

a)	Foreign exchange and interest rate risk - current receivables

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Information about the Consolidated Entity’s and parent entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 31.

b)	Fair value and credit risk – current receivables
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. All receivables are unsecured.  Refer to note 31 for more information on the risk management policy of the Consolidated Entity and the credit quality of the entity’s trade receivables.

No receivables are past due.  No impairment has been recognised in respect of any of these receivables.

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

NON CURRENT
Loans receivable from controlled entities (iii)	-	-	43,408,150	44,087,988
Allowance for impairment	-	-	(43,408,150)	(23,147,176)
	-	-	-	20,940,812
Other receivables (iv)	25,611	30,597	25,611	30,597
	25,611	30,597	25,611	20,971,409

(iii)
These receivables are non-interest bearing, unsecured and are repayable on demand.  These receivables are not expected to be repaid within twelve months. The carrying value of these receivables approximates the fair value.

These loans were impaired during the year ended 30 June 2006 and in the current year by $24,033,373, following the significant impairments recorded within the controlled entity.

(iv)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months. The carrying value of these receivables approximates the fair value.

c) Allowance for Impairment for Loans to Controlled Entities

	Parent Entity
	2009 $	2008 $
Balance at 1 July	(23,147,176)	(20,434,034)
Impairment expense charged during the year	(24,033,373)	-
Impact of foreign currency	3,772,399	(2,713,142)
	43,408,150	(23,147,176)

d)	Risk Exposure – non current receivables

Information about the Consolidated Entity’s and the parent entity’s exposure to credit risk, foreign exchange and interest rate risk is provided in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of the receivables mentioned above.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit and loss are all held for trading and include:

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

CURRENT
At fair value
Shares – Australian listed	57,186	173,638	57,186	173,638
	57,186	173,638	57,186	173,638

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

Changes in fair values of financial assets at fair value through profit or loss are recorded in other income or general administrative expense in the income statement (notes 3a and b)

NOTE 9.	PLANT & EQUIPMENT

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Office Equipment
Cost	506,230	470,472	22,699	27,119
Accumulated depreciation	(297,565)	(227,293)	(21,264)	(22,945)
	208,665	243,179	1,435	4,174

At 1 July, net of accumulated depreciation	243,179	231,157	4,174	9,908
Additions	67,272	94,208	-	-
Disposals	(18,516)	-	-	-
Depreciation charge for the year	(82,488)	(82,925)	(1,957)	(6,476)
Exchange adjustment	(782)	739	(782)	742
At 30 June, net of accumulated depreciation and impairment	208,665	243,179	1,435	4,174

Lease and Well Equipment
Cost	3,132,662	2,609,188	-	-
Accumulated depreciation and impairment	(1,146,246)	(870,089)	-	-
	1,986,416	1,739,099	-	-

At 1 July, net of accumulated depreciation and impairment	1,739,099	2,217,500	-	-
Additions	523,475	395,298	-	-
Disposals	-	(720,274)	-	-
Depreciation charge	(192,799)	(153,425)	-	-
Impairment charge	(83,359)
At 30 June, net of accumulated depreciation and impairment	1,986,416	1,739,099	-	-

Total Plant and Equipment	2,195,081	1,982,278	1,435	4,174

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.  Refer note 13a).

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 10.	EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Balance at the beginning of the year	4,597,052	4,593,444	-	-
Amount acquired during the year	-	96,000	-	-
Amount written off during the year	(4,597,052)	(92,392)	-	-
	-	4,597,052	-	-

The expenditure incurred in the prior year relates to exploration acreage purchased for which the determination of proved reserves was still pending.

Following the decrease in commodity prices seen throughout the year, the Company reviewed its exploration assets at 31 December 2008 and wrote all assets off to the Income Statement.  While these assets have been impaired, the Company has not relinquished any leases and will continue to reassess the value of these projects in the future.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTE 11.	INVESTMENTS IN CONTROLLED ENTITIES

		Consolidated Entity		Parent Entity
	Note	2009 $	2008 $	2009 $	2008 $

Shares in controlled entities	24	-	-	15,117,385	18,060,842
(Provision for impairment)		-	-	(10,570,363)	-
		-	-	4,547,022	18,060,842

NOTE 12.	RESTRICTED CASH

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	145,738	145,738	-	-
	145,738	145,738	-	-

These bonds are interest bearing and will be repaid to the Consolidated Entity following the relinquishment of the related exploration permit by the Company.  This is not expected to occur within the next twelve months. The average interest rate applicable to these bonds is 0.1%.

NOTE 13.	OIL AND GAS PROPERTIES

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Proved developed producing properties at cost	40,431,574	38,786,336	-	-
Accumulated depletion	(6,464,912)	(4,873,650)	-	-
Impairment	(19,715,788)	(3,806,543)
	14,250,874	30,106,143	-	-

Proved undeveloped properties at cost	14,545,550	14,544,518	-	-
Impairment	(10,287,868)	(4,574,292)	-	-
	4,257,682	9,970,226	-	-

Total	18,508,556	40,076,369	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	30,106,143	29,050,958	-	-
Additions	1,645,235	2,373,391	-	-
Disposals	-	(4,397,223)	-	-
Transfer from proved undeveloped properties	-	702,837	-	-
Net impairment reversal/(expense)	(15,909,244)	3,773,879	-	-
Depreciation charge	(1,591,260)	(1,237,437)	-	-
Decrease in restoration liability	-	(160,262)	-	-
At 30 June, net of accumulated depreciation and impairment	14,250,874	30,106,143	-	-

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	9,970,226	10,285,264	-	-
Additions	1,031	-	-	-
Disposals	-	(148,775)	-	-
Transfer to proved developed producing properties	-	(702,837)	-	-
Net impairment reversal/(expense)	(5,713,575)	536,574	-	-
At 30 June, net of accumulated depreciation and impairment	4,257,682	9,970,226	-	-

a) Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Consolidated Entity.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
The written down value of assets pledged as security are:
Producing properties	16,237,290	31,845,242	-	-
Non producing properties	4,257,682	9,970,226	-	-
	20,494,972	41,815,468	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

b) Impairment of oil and gas properties

At 30 June 2009, the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment.  An independent review was performed to assess the recoverable amount based on the net present value of the Consolidated Entity’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10%.  The value in use has been based on the expected lives of the respective fields.

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense of $21,622,819 (2008: reversal of $4,532,258).  It is the Consolidated Entity’s policy to use proved and probable reserves to support the carrying value of its properties.  Refer to Note 3 e for further details.

NOTE 14.	TRADE AND OTHER PAYABLES

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Trade payables (i)	508,952	794,309	94,591	113,551
Other payables (ii)	82,157	131,212	34,206	61,760
	591,109	925,521	128,797	175,311

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.
(ii)
Other payables includes accruals for annual leave.  The entire obligation is presented as current, since the Consolidated Entity does not have an unconditional right to defer settlement.  Based on past experience, the Consolidated Entity expects employees to take the full amount of accrued leave within the next twelve months.

NOTE 15.	PROVISIONS

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Non-current
Provision for Employee Benefits	-	947	-	947
Provision for Restoration	827,577	688,472	-	-
	827,577	689,419	-	947

A provision for restoration is recognised in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value.  In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Provision for Restoration
Balance at beginning of year	688,472	964,319	-	-
Recognised upon acquisition of new assets	16,894	73,647	-	-
Disposals	-	(198,828)	-	-
Increase in liability due to change in liability date	186,595	-
Decrease in provision due to change in liability date and discount rate	-	(160,262)	-	-
Reduction in provision relating to wells plugged and abandoned during the year	(69,300)		-	-
Unwinding of discount	4,916	9,596	-	-
Balance at end of the year	827,577	688,472	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 16.         BORROWINGS

	Consolidated Entity		Parent Entity
Current	2009 $	2008 $	2009 $	2008 $

Secured
Debt facility with Macquarie Bank Limited	16,846,207	-	-	-
	16,846,207	-	-	-

	Consolidated Entity		Parent Entity
Non Current	2009 $	2008 $	2009 $	2008 $

Secured
Convertible notes
Host debt contract	-	12,899,693	-	-
	-	12,899,693	-	-

Consolidated Entity
On 26 May 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD.

This loan is comprised of two tranches:

Tranche A
Face Value: $11,000,000
Coupon rate: 9.25%
Maturity date: 31 May 2011

This tranche had a face value of $11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options were convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options was 40.81 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.  These options were cancelled on 13 March 2009 pursuant to an agreement with Macquarie Bank Limited.  See below for further details.

Tranche B
Face Value: $6,060,000
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche of the loan was originally drawn down for $10,000,000.  On 30 June 2008, the Company repaid $1,000,000.  In June 2008, the Company repaid an additional $2,940,000. 10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options were exercisable at Macquarie Bank Limited’s discretion between 31 May 2009 and 31 May 2011.  The conversion price of these options was 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009, and was subject to adjustment in accordance with customary market practice. The conversion options were embedded in the convertible loan.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Repayments against this tranche of the facility reduced the number of options outstanding by 1 option for every one US dollar repaid. At the previous balance date there were 6,060,000 options outstanding.  The repayments had the impact of decreasing the value of the embedded derivative options.  These options were also cancelled pursuant to the agreement signed with Macquarie Bank Limited on 13 March 2009.

Both tranches of this loan were secured against all assets of the Consolidated Entity.

Both tranches of this loan were fully drawn down and no further draw downs were available under the terms of the loan agreement.

Cancellation of Macquarie Options

On 13 March 2009, the Consolidated Entity and Macquarie Bank Limited, the holder of the options, entered into an agreement whereby all options outstanding were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on 15 March 2009, 2,000,000 were issued on 1 July 2009 with the remaining 5,500,000 are to be issued prior to 30 November 2009.  The financial impact of the issue of all of the shares was recognised in the financial statements for the year ended 30 June 2009, as the grant date of the shares was 13 March 2009, being the date the agreement was entered into.

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the date the options were cancelled, the Consolidated Entity recognised a gain of $2,049,983 (2008 loss: $1,237,831) in relation to the movement in fair value of the embedded derivative.  The fair value of the embedded derivative was valued using a binomial option pricing model.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarises the model inputs for the valuation of the embedded derivatives.

	13 March 2009	30 June 2008
Dividend Yield (%)	-	-
Expected volatility (%)	100	75
Risk-free interest rate (%)	0.75 -0.88	2.64-2.86
Expected life of options – years	1-2	2-3
Option Exercise Price – cents	2-41	21-40
Share Price – cents	1	18

The cancellation of the options and associated embedded derivative resulted in $735,072 being recognised as other income.  The repayment of $2.94 million of the convertible note, in the prior year, also led to the decrease in the value of the embedded derivative as 2,940,000 options, issued as part of the embedded derivative were cancelled. The gain recognised on the cancellation of these options at the date they were cancelled was $684,420.  This was also recorded in the income statement as other income, in the prior year.

Due to the breach of covenants, the debt has become due and payable resulting in the amortised cost of the debt outstanding increasing by $3,134,341. This should have been recognised in the 31 December 2008 half year accounts and was not.  It has now been recorded in the income statement as a finance cost.  The impact on the basic and diluted earnings per share in the 31 December 2008 half year accounts was to increase the loss per by 1.5 cents per share

Carrying Value of Loan

The final contractual cash flows will not be known until the completion of the Consolidated Entity’s current Rights Issue on or about 12 October 2009.

Loan Restructuring
The previous facility agreement included a covenant that the ratio of the Consolidated Entity’s proved developed producing reserves to its outstanding debt must be no less than 1.2:1.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

This covenant was tested quarterly and the Company was last in compliance with it as at 30 September 2008.

On 25 March 2009, Macquarie granted the Company a waiver of the 31 December 2008 breach. In connection with this waiver, the Consolidated Entity was required to enter into additional hedging transactions with reference to its anticipated production of oil and natural gas.  Refer to Note 27b) for further details in relation to additional hedging transactions entered into including volumes and price points.  Macquarie set the volumes required to be hedged and are the counterparty to the associated fixed forward swaps.

The Consolidated Entity was also in breach of the reserve-to-debt ratio covenant as at 30 June 2009 and 31 March 2009.   On 2 September 2009, Macquarie granted a waiver to the Consolidated Entity with respect to these breaches.  The restructured facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production.

EBITDA: for each of the periods specified in the following table, the cumulative EBITDA for the Group must be greater than the “Cumulative EBITDA” for that period as specified in the table:

Period	Cumulative EBITDA US$ (‘000)
1 January 2010 to 31 March 2010	423
1 January 2010 to 30 June 2010	842
1 January 2010 to 30 September 2010	1,255
1 January 2010 to 31 December 2010	1,591
1 January 2010 to 31 March 2011	2,224
1 January 2010 to 31 May 2011	2,519

Crude Oil Production Covenant: for each of the periods specified in the following table, the Group’s cumulative production of Crude Oil from any source, including the Borrower’s Net Revenue Interest in Crude Oil in the Properties, must be greater than the “Cumulative Crude Oil Production” for that period as specified in the table:

Period	Cumulative Crude Oil Production (mbbls)
1 January 2010 to 31 March 2010	3.3
1 January 2010 to 30 June 2010	6.7
1 January 2010 to 30 September 2010	10.2
1 January 2010 to 31 December 2010	13.5
1 January 2010 to 31 March 2011	16.5
1 January 2010 to 31 May 2011	18.5

Natural Gas Production Covenant: commencing on 1 January 2010 for each of the periods specified in the following table, the Group’s cumulative production of Natural Gas from any source, including the Borrower’s Net Revenue Interest in Natural Gas in the Properties, from 1 January 2010 to the end of the period specified in the table must be greater than the “Cumulative Natural Gas Production” for that period as specified in the table:

Period	Cumulative Natural Gas Production (mmcf)
1 January 2010 to 31 March 2010	165
1 January 2010 to 30 June 2010	322
1 January 2010 to 30 September 2010	468
1 January 2010 to 31 December 2010	601
1 January 2010 to 31 March 2011	724
1 January 2010 to 31 May 2011	801

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The Consolidated Entity will also be required to maintain a reserve-to-debt ratio of at least 1.2:1 from 31 December 2009 and for each quarter date thereafter.

From 1 January 2010, the Company will also be required to repay $200,000 of the principal outstanding each month.

The restructured facility requires the Company to complete a capital raising with net proceeds of at least $8,000,000 on or before 12 October 2009.  The Company is required to repay to Macquarie $4,000,000 immediately following the completion of the capital raising. This repayment would not be subject to any early repayment penalties.

The remaining $4,000,000 proceeds from the issue are to be used to fund exploration and development expenditure as approved by Macquarie Bank Limited.

The restructured facility also requires that if the equity raising nets proceeds of greater than $8,000,000, the Company is required to apply any additional net proceeds over $8,000,000 to the outstanding facility balance.  The Company can repay up to an additional $2,060,000 without incurring any early repayment penalty interest.  Any repayments over this amount will be subject to an early repayment penalty, despite the repayment being mandatory.

NOTE 17.           CONTRIBUTED EQUITY AND RESERVES

(a)   Issued and paid up capital

		Consolidated Entity		Parent Entity
Contributed Equity	Note	2009 $	2008 $	2009 $	2008 $

245,919,216 ordinary fully paid shares including shares to be issued		55,985,941	55,511,344	55,985,941	55,511,344
(2008 – 209,154,216 ordinary fully paid shares including shares to be issued)

	2009		2008
Movements in contributed equity for the year	No. of shares	$	No. of shares	$

Opening balance	209,154,216	55,511,344	192,073,833	52,484,660
Capital Raising (i)	-	-	16,895,383	3,035,762
Shares issued as part of Kestrel acquisition (ii)	-	-	125,000	-
Shares issued to Macquarie Bank Limited (iii)	29,300,000	476,927
Transaction costs incurred	-	(2,330)		(9,078)
Shares on issue at balance date	238,354,216	55,985,941	209,094,216	55,511,344

Shares to be issued to Macquarie Bank Limited (iii)	7,500,000	-	-	-
Shares to be issued as part of Kestrel acquisition (ii)	65,000	-	65,000	-
Closing Balance	245,919,216	55,985,941	209,154,216	55,511,344

(i)	In the prior year the Company successfully completed a capital raising issuing 16,895,383 fully paid ordinary shares at AUD 20 cents each to raise $3,035,762 before costs.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

(ii)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2008:65,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(iii)
On 13 March 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company’s facility agreement. See note 16 for further details in relation to the facility and the cancellation of the options.  Macquarie were granted 36,800,000 shares at no cost to them. The grant date of these shares was 13 March 2009, being the date the agreement was signed.  29,300,000 shares were issued on 16 March 2009.  An additional 2,000,000 were issued on 1 July 2009. The remaining 5,500,000 will be issued prior to 30 November 2009.

(b)	Share Options

All references to exercise price and deemed value of options are in Australian Dollars.

On 24 December 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options have an exercise price of 25 cents and expire on 31 December 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended 30 June 2006.

On 14 June 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on 31 May 2011.  During the prior year, 2,000,000 of these options expired following the resignation of the employee to which they were granted.

On 22 May 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided.  These options vested immediately, have an exercise price of 42 cents and expired on 31 May 2009, unexercised.  They had a deemed value at grant date of 20.79 cents per option.

On 30 May 2006, 21,000,000 options were issued to Macquarie Bank Limited.   Refer to Note 16 for further details in relation to the terms and conditions of these options.  1,000,000 of these options were cancelled during the year ended 30 June 2006 following the repayment by the Company of a portion of the associated loan.  An additional 2,940,000 options were cancelled during the previous year following the repayment of a portion of the associated loan in June 2008.  On 13 March 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel these options in exchange for 36,800,000 fully paid ordinary shares being issued to Macquarie at no cost to them.

On 6 November 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of 42 cents each and expire 31 October 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

On 11 October 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vest immediately.

On 11 October 2007, 4,000,000 options were issued to key management personnel.  These options have an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vested immediately.

On 12 May 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

At the end of the year there were 29,095,765 (2008: 51,277,415) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

	Consolidated Entity		Parent Entity
Reserves	2009 $	2008 $	2009 $	2008 $

Foreign currency translation reserve	(186,081)	(1,479,118)	180,625	5,177,020
Equity reserve	(1,097,780)	(1,097,780)	-	-
Share based payments reserve	2,399,702	2,365,740	2,399,702	2,365,740
	1,115,841	(211,158)	2,580,327	7,542,760

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of the parent entity with a functional currency that differs to the presentation currency of the Consolidated Entity.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 18.              ACCUMULATED LOSSES

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Balance previously reported at the beginning of the year	22,329,491	19,833,648	27,031,529	19,572,088
Net loss attributable to members of Samson Oil & Gas Limited, after income tax	30,159,175	2,495,843	26,921,623	7,459,441
Balance at the end of the year	52,488,666	22,329,491	53,953,152	27,031,529

NOTE 19.               DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity		Parent Entity
a) Asset	2009 $	2008 $	2009 $	2008 $
Current Asset
Fixed forward swaps – at fair value	154,180	-	-	-
	154,180	-	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Consolidated Entity		Parent Entity
b) Liability	2009 $	2008 $	2009 $	2008 $
Current Liability
Fixed forward swaps – at fair value	-	1,581,573	-	-
Embedded derivatives / Options – at fair value	-	3,303,968	-	3,303,968
	-	4,885,541	-	3,303,968
Non Current
Fixed forward swaps – at fair value	254,635	395,817	-	-
	254,635	395,817	-	-

The embedded derivatives represent options issued to Macquarie Bank Limited as part of the Consolidated Entity’s convertible note facility.  The settlement of this liability did not require cash settlement.  Refer to Note 16 for further details in relation to the terms, conditions and valuation the embedded derivative in the convertible notes (options) as well as its cancellation.

The value of the embedded derivative features in the convertible notes (options) had been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.

The movement in the fair value of the embedded derivatives amounting to a gain of $2,049,983, (2008 loss: $1,237,831) was recognised in the profit and loss.

Refer to Note 27 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

NOTE 20.            COMMITMENTS

(a)   Exploration Commitments

Due to the nature of the Consolidated Entity’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests.  Expenditure commitments on mineral tenure for the Consolidated Entity can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending 30 June 2009 is $113,276 (2008: $98,208), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)   Development Expenditure

At year end, the Company had committed to capital development expenditure of nil (2008:$215,125).

(c)   Operating Lease Commitments – Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Minimum lease payments
- not later than one year	125,014	140,075	38,770	73,832
- later than one year and not later than five years	176,304	462,568	100,803	272,278
Aggregate lease expenditure contracted for at balance date	301,318	602,643	139,573	346,110

 (d)      Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Within one year:	270,342	748,647	-	-
After one year but not more than five years	-	612,500	-	-
	270,342	1,361,147	-	-

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 21 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 21.             DIRECTOR AND EXECUTIVE DISCLOSURES

a)           Compensation by category: key management personnel

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $

Short Term	1,029,470	877,445	203,712	200,156
Post Employment	57,458	55,673	7,864	11,156
Share-based Payments	31,124	348,191	31,124	348,191
	1,118,052	1,281,309	242,700	559,503

b)            Option holdings of key management personnel (Consolidated)

30 June 2009	Balance at beginning of period 1 July 2008	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2009	Options vested at 30 June 2009*

Directors
D. Cairns (i)	1,000,000	-	-	-	(1,000,000)	-	-
N. MacLachlan	1,000,000	-	-	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	-	-	8,000,000	8,000,000
V. Rudenno	-	-	-	-	-	-	-
K. Skipper	-	-	-	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	-	-	1,000,000	1,000,000
R. Lamont	2,100,000	-	-	-	-	2,100,000	2,100,000
R. Gardner (ii)	2,000,000	-	-	-	-	2,000,000	2,000,000
D. Ninke	2,000,000	-	-	-	-	2,000,000	1,200,000
Total	17,100,000	-	-	-	(1,000,000)	16,100,000	15,300,000

*All options vested are exercisable at 30 June 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

(i) Mr Cairns resigned effective 10 September 2008
(ii)Mr Gardner, Vice President - Engineering resigned effective 10 July 2009.  In accordance with the terms and conditions of his contract, the options granted to him will expire 90 days from the date of the termination of the contract, unless exercised prior.

30 June 2008	Balance at beginning of period 1 July 2007	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2008	Options vested at 30 June 2008*

Directors
M. Burne (i)	1,000,000	-	-	-	(1,000,000)	-	-
D. Cairns	1,000,000	-	-	-	-	1,000,000	1,000,000
N. MacLachlan	1,000,000	-	-	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	-	-	8,000,000	8,000,000
N. Fearis (ii)	-	-	-	-	-	-	-
V. Rudenno	-	-	-	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	-	-	1,000,000	1,000,000
J. Rhodes (iii)	2,000,000	-	(2,000,000)	-	-	-	-
R. Lamont	100,000	-	-	2,000,000	-	2,100,000	2,100,000
R. Gardner	-	-	-	2,000,000	-	2,000,000	2,000,000
D. Ninke	-	-	-	2,000,000	-	2,000,000	600,000
Total	14,100,000	-	(2,000,000)	6,000,000	-	17,100,000	15,700,000

(i)	Mr Burne resigned 19 December 2007
(ii)	Mr Fearis, an alternate for Mr Burne, ceased to be an alternate director upon Mr Burne’s resignation.
(iii)
Mr Rhodes, Vice President – Engineering resigned on 3 August 2007.  In accordance with the terms and conditions of his contract, the options granted to him upon joining the Company expired 90 days from the date of the termination of the contract.

c)           Shares issued on exercise of options

No options were exercised during 2009 or 2008 by key management personnel.

d)           Shareholdings of key management personnel (Consolidated)

Ordinary Shares held in Samson Oil & Gas Limited (number)

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

30 June 2009	Balance at beginning of period 1 July 2008	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2009

Directors
D. Cairns (i)	512,500	-	-	(512,500)	-
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	144,090	-	-	758,000	902,090
V. Rudenno	-	-	-	500,000	500,000
K. Skipper (ii)	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
R. Lamont	-	-	-	-	-
R. Gardner (iii)	-	-	-	-	-
D. Ninke	-	-	-	-	-
Total	2,469,090	-	-	745,500	3,214,590
(i)	Mr Cairns resigned as Director of the Company effective, 10 September 2008
(ii)	Mr Skipper was appointed Director on 10 September 2008
(iii)	Mr Gardner resigned effective 10 July 2009

30 June 2008	Balance at beginning of period 1 July 2007	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2008

Directors
M. Burne (i)	500,000	-	-	(500,000)	-
D. Cairns	512,500	-	-	-	512,500
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	109,000	-	-	35,090	144,090
N. Fearis	-	-	-	-	-
V. Rudenno	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
J. Rhodes (ii)	-	-	-	-	-
R. Lamont	-	-	-	-	-
R. Gardner (iii)	-	-	-	-	-
D. Ninke (iv)	-	-	-	-	-
Total	2,934,000	-	-	(464,910)	2,469,090
(i)	Mr Burne resigned as Director of the Company effective, 19 December 2007
(ii)	Mr Rhodes resigned on 3 August 2007
(iii)	Mr Gardner was appointed 1 October 2007
(iv)	Mr Ninke was appointed 1 April 2008

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arms length.

g)           Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

h)           Other transactions and balances with key management personnel

In the prior year, up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison was paid $7,548 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

There were no other transactions with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 22.             SEGMENT REPORTING

The Consolidated Entity’s primary segment reporting is geographic segments.  The Consolidated Entity operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Consolidated Entity take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Samson Oil & Gas Inc., whilst the parent entity, Samson Oil & Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The following table presents revenue, asset and liability information for the geographic segments for the year ended 30 June 2009 and 2008.

	Australia		United States of America – Continuing Operations		United States of America – Discontinued Operations		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$	$	$
Segment revenue	1,626	18,541	4,655,149	7,376,102	-	868,161	4,656,775	8,262,804

Segment result before amortisation and impairment	1,872,700	(2,074,905)	(1,578,009)	(1,746,464)	-	1,147,403	294,691	(2,673,966)
(Impairment)/reversal of oil and gas properties	-	-	(21,706,181)	4,532,258	-	(221,804)	(21,706,181)	4,310,454
Depreciation and Amortisation	(1,957)	(6,475)	(1,864,591)	(1,109,932)	-	(357,381)	(1,866,548)	(1,473,788)
Segment result	1,870,743	(2,081,380)	(25,148,781)	1,675,862	-	568,218	(23,278,038)	162,700
Unallocated							(6,881,137)	(2,508,343)
Loss before income tax							(30,159,175)	(2,345,643)
Income tax expense							-	(150,200)
Loss for the year							(30,159,175)	(2,495,843)

Assets and Liabilities
Segment assets	194,891	501,147	22,937,753	52,265,539	-	-	23,132,644	52,766,686
Total Assets							23,132,644	52,766,686

Segment liabilities	128,797	3,480,226	1,544,524	3,416,072	-	-	1,673,321	6,896,298
Unallocated liabilities							16,846,207	12,899,693
Total Liabilities							18,519,528	19,795,991

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Australia		United States of America – Continuing Operations		United States of America – Discontinued Operations		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$	$	$
Non Cash Items
Decrease in fair value of investments held for trading	(79,082)	(12,390)	-	-	-	-	(79,082)	(12,390)
Share based payments	(31,124)	(340,341)	-	-	-	-	(31,124)	(340,341)
Net gain on cancellation of options associated with embedded derivative	735,072	684,420	-	-	-	-	735,072	684,420
Movement in fair value of embedded derivative	2,049,983	(1,237,831)	-	-	-	-	2,049,983	(1,237,831)
Net gain/(loss) on fair value movement of fixed forward swaps	-	-	1,876,936	(1,485,326)	-	-	1,876,936	(1,485,326)
Net loss/(gain) on fair value movement of liabilities	-	-	(3,134,341)	654,733	-	-	(3,134,341)	654,733
Impairment (expense)/reversal of oil and gas properties	-	-	(21,706,181)	4,532,258	-	(221,804)	(21,706,181)	4,310,454
Depreciation	(1,957)	(6,476)	(1,864,591)	(1,109,932)	-	(357,381)	(1,866,548)	(1,473,789)

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 23.             CASH FLOW STATEMENT

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
(a) Reconciliation of cash

Cash balance comprises: - cash at bank and on hand	1,522,632	2,680,734	82,746	260,481

(b) Reconciliation of the net loss after tax to the net cash flows from operations

Net loss after tax	(30,159,175)	(2,495,843)	(26,921,623)	(7,459,451)
Net (gain)/loss recognised on re-measurement to fair-value of investments held for trading	79,082	12,390	79,082	12,390
Depreciation of non-current assets	1,866,548	1,473,789	1,957	6,476
Foreign exchange loss/(gain)	1,307,006	(17,936)	(5,811,370)	5,378,061
Share based payments	33,962	340,341	33,962	340,341
Interest expense	700,629	1,152,655	-	-
Gain on cancellation of portion of embedded derivative / options	(735,072)	(684,420)	(735,072)	(684,420)
Movement in fair value of embedded derivatives	(2,049,983)	1,237,831	(2,049,983)	1,237,831
Impairment of intercompany loans	-	-	24,033,373	-
Impairment of investment in controlled subsidiaries	-	-	10,570,363	-
Exploration expenditure	4,861,545	2,641,021	-	-
Net (gain)/loss on fair value movement of fixed forward swaps	(1,876,936)	1,485,326	-	-
Net gain on sale of oil and gas properties	-	(469,666)	-	-
Loss/(gain) on financial liabilities carried at amortised cost	3,134,341	(654,733)	-	-
Impairment losses/(reversals) of oil and gas properties	21,706,181	(4,532,258)	-	-

Changes in assets and liabilities:

(Increase)/decrease in receivables	1,393,772	(299,449)	13,937	50,011
Increase/(decrease) in employee benefits	(50,001)	25,745	(28,501)	7,773
Decrease in payables	(258,572)	(39,869)	(14,880)	(354,408)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(46,673)	(825,076)	(828,755)	(1,465,396)
c) Non-Cash Financing and Investing Activities	476,927	-	476,927

NOTE 24.             RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

		% Equity Interest		Investment
Name	Country of Incorporation	2009	2008	2009 $	2008 $
Samson Oil & Gas USA Inc	United States	100.0	100.0	4,547,022	18,060,842

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Loans to controlled entities

Loans
	Parent Entity
	2009 $	2008 $

Loans receivable from controlled entities	43,408,150	44,087,988
Allowance for impairment	(43,408,150)	(23,147,176)
	-	20,940,812

Loans have been repaid to Samson Oil & Gas Limited by its controlled subsidiaries in the amount of $679,838 (2008: loans made to the controlled subsidiaries $3,387,549).  These loans are non-interest bearing and have no fixed date for repayment.

An impairment allowance of $23,147,176 was recognised by the Parent in prior periods for impairment against the total intercompany loan balance. Further impairment of $24,033,373 was recognised in the current year.

An impairment assessment is undertaken each financial year by examining the financial position of the subsidiary and the market in which the subsidiary operates to determine whether there is objective evidence that a subsidiary receivable is impaired.  When such objective evidence exists, the Parent will recognise an allowance for the impairment loss.

	Parent Entity
	2009 $	2008 $

At 1 July, net of impairment	20,904,812	20,514,882
Monies advanced/(repaid)	(679,838)	3,387,549
Impairment expense	(24,033,373)	-
Impact of foreign currency adjustments	3,808,399	(2,997,619)
At 30 June, net of impairment	-	20,904,812

There are no other transactions between companies in the Consolidated Entity, other than those disclosed above.

Other related party transactions

2009
There were no other related party transactions during 2009

2008
Other than the information disclosed below there were no other related party transactions during 2008.

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison (a law firm at which Mr Fearis is special counsel) was paid $7,548 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

NOTE 25.             AUDITORS’ REMUNERATION
For the year ended 30 June 2009, the Company changed auditors from Ernst and Young to PricewaterhouseCoopers.
	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the Consolidated Entity	140,488	-	113,188	-

Amounts received or due and receivable by other member firms of PricewaterhouseCoopers International for:
• an audit or review of the financial report of subsidiaries	175,000	-	40,000	-
	315,488	-	153,188	-

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Amounts received or due and receivable by Ernst & Young (Australia) for:

· an audit or review of the financial report of the entity and any other entity in the consolidated entity	99,263	436,656	-	83,106
· other services in relation the entity and any other entity in the consolidated entity
- provision of tax related services	-	17,034	-	17,034
	99,263	453,690	-	100,140
Amounts received or due and receivable by other member firms of Ernst & Young International for:
· an audit or review of the financial report of subsidiaries	40,725	344,072	-	-
	139,988	797,762	-	100,140

NOTE 26.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Consolidated Entity
	Basic
	2009 $	2008 $

Net loss from continuing operations attributable to ordinary equity holders of the parent company (used in calculating basic and diluted earnings per share)	(30,159,175)	(2,913,881)

Gain from discontinued operations	-	418,038
Net loss attributable to equity holders of the parent	(30,159,175)	(2,495,843)

	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	217,248,877	202,910,238

Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	217,248,877	202,910,238

At the end of year there are 29,095,765 (2008:51,277,415) potential ordinary shares on issue. These potential ordinary shares are anti-dilutive for both of the periods presented.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 27.             FINANCIAL INSTRUMENTS

a)           Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at 30 June 2009, the outstanding face value of the debt was $17,060,000 (2008: $17,060,000). Refer to Note 16 and Note 19 for further details in relation to this balance.

b)           Derivatives

In order to protect the Consolidated Entity from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On 19 September 2006 the Consolidated Entity entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for $6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

On 20 February 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for $6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

On 9 May 2008, following the sale of its interest in the Amber field in Oklahoma, the Company unwound 50,000 mmbtu of its $6.03 fixed forward swap at a cost of $60,000.  The Company unwound 5,000 mmtbu per month from January 2009 to October 2009.

During the current year, the Company entered into the following additional derivative agreements, in conjunction with a breach of covenant waiver from Macquarie Bank Limited (refer to note 16 for additional details):

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume - mmbtu	Price – $ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume - mmbtu	Price –$ mmbtu
April 2009 – December 2009	52,399	$4.06
January 2010 – December 2010	59,396	$5.62

Oil – Ratio Collar priced at West Texas Intermediate
Month	Call/Put	Volume - barrels	Price- $ per Barrel
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00
January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

The fair value of these fixed forward swaps is recorded in the Balance Sheet as a current or non current liability depending on the maturity date of the swaps.  They have been valued by the Consolidated Entity with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period.  Any movement in its fair value is taken directly to the Income Statement.  At balance date the instruments were a net liability valued at $100,455 (2008: liability of $1,977,390) and the Company recorded a gain in relation to the fair value movement of these instruments of $1,876,936 (2008: loss $1,485,326).

NOTE 28.             CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Consolidated Entity or Company at balance date (2008: Nil).

NOTE 29.             INTEREST IN JOINTLY CONTROLLED ASSETS

The Consolidated Entity has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

		Percentage of Interest Held	Percentage of Interest Held
Name		% 2009	% 2008
Exploration
Baxter Shale	United States of America	10.0	55.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
South Goose Lake	United States of America	25.0	25.0

Production
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5
Sabretooth	United States of America	12.5	-
Oil and gas properties held as jointly controlled assets total $20,494,972 (2008: $41,815,468).

NOTE 30.             EVENTS SUBSEQUENT TO BALANCE DATE

On 2 September 2009, the Company signed an amendment and restructuring agreement with Macquarie Bank Limited in regards to its outstanding loan facility with the bank.  Refer to Note 16 for further details in relation to the changes made to the loan facility.

On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012.  As at 29 September 2009 the Company had received subscriptions for A$3,618,248.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NOTE 31.             FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Consolidated Entity’s principal financial assets and financial liabilities comprise receivables, payables, borrowings, investments held for trading, cash and derivatives.

The Consolidated Entity manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy.  The objective of the strategy is to support the delivery of the Consolidated Entity’s financial targets whilst protecting future financial security.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The Consolidated Entity enters into derivative transactions, principally oil and gas price fixed forward swaps, to manage the price risk arising from the Consolidated Entity’s operations.  These derivatives do not qualify for hedge accounting.

The main risks arising from the Consolidated Entity’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk.  The Consolidated Entity uses different method to measure and manage the different types of risks to which it is exposed.  These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices.  Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board.  The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management
When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Consolidated Entity funds its activities through capital raisings and debt funding, where appropriate. The Consolidated Entity is not subject to any externally imposed capital requirements.

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Debt facility/convertible notes (including the embedded derivatives)	16,846,207	16,203,661	-	-
Less cash and cash equivalents	(1,522,632)	(2,680,734)	(82,746)	(260,481)
Net debt	15,323,575	13,522,927	-	-
Total equity	4,613,116	32,970,695	4,613,116	36,022,575

Total capital	19,936,691	46,493,622	4,530,370	35,762,094

Gearing Ratio	76.86%	29.09%	-	-

Interest rate risk
The Consolidated Entity continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Consolidated Entity has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of its borrowings are detailed in Note 16.  The Consolidated Entity’s cash assets are exposed to minimal interest rate risk.  The Consolidated Entity’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Consolidated Entity and the Consolidated Entity does not rely on the cash generated from interest income.

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Cash exposed to Australian interest rates	82,746	251,486	82,746	251,486
Cash exposed to United States of America interest rates	1,439,886	2,429,248	-	8,995
	1,522,632	2,680,734	82,746	260,481

The average floating interest rate for the consolidated entity in the United States was    0.65% (2008: 1.0%)

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The average floating interest rate for the consolidated entity in Australia was     0.1% (2008: 3.5%)

The Consolidated Entity does not have any cash exposed to fixed interest rates.

At 30 June 2009 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variables held constant, the impact would be:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009 $	2008 $	2009 $	2008 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	207	628	-	-
- 0.5% (50 basis points)	(414)	(1,257)	-	-

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009 $	2008 $	2009 $	2008 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	2,160	3,643	-	-
- 0.25% (25 basis points)	(3,600)	(6,073)	-	-

Foreign Currency Risk
As a result of significant operations in the United States, the Consolidated Entity’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US dollars.

The Consolidated Entity does not have any foreign currency cash flow hedges.

At balance date, the Consolidated Entity had the following exposure to A$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
Financial Assets
Cash and cash equivalents	82,746	251,486	82,746	251,486
Trade and other receivables	53,524	62,854	53,524	62,854
Investments held for trading	57,186	173,638	57,186	173,638
Investment in controlled entities	-	-	4,547,022	-

Financial Liabilities
Trade and other payables	94,591	113,551	94,591	113,551

Net Exposure	98,865	374,427	4,645,887	374,427

At 30 June 2009 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2009 $	2008 $	2009 $	2008 $
Consolidated
AUD:USD +5%	-	-	3,301	11,928
AUD:USD -5%	-	-	(3,269)	(11,810)

Parent
AUD:USD +5%	-	-	230,425	767,047
AUD:USD -5%	-	-	(228,135)	(759,413)

Consolidated Entity
The impact of the foreign exchange of the consolidated entity relates to the value of assets, net of liabilities that are held in the Consolidated Entity which are held in the Parent Entity, which has a functional currency of Australian Dollars.

Parent Entity
The impact of the foreign exchange rate in the parent entity relates to the value of assets, net of liabilities, including the investment in the controlled subsidiary which is denominated in Australian Dollars.

For both the Parent and Consolidated Entity, the change in foreign exchange rate does not have any impact on the Profit and Loss of the entity as the impact of the foreign exchange movements is recorded in the Foreign Exchange Reserve.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Price risk
Price risk arises from the Consolidated Entity’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Consolidated Entity.  Sustained weakness in oil and natural gas prices may adversely affect the Consolidated Entity’s financial condition.

The Consolidated Entity manages this risk by continually monitoring the oil and gas price and the external factors that may effect it.  The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk.  Derivatives are used to manage this risk where appropriate.  The Board must approve any derivative contracts that are entered into by the Company.

The Consolidated Entity has entered into fixed forward swap contracts with Macquarie Bank Limited covering both the oil and gas production of the Consolidated Entity.

Whilst a decrease in the price of commodities will have a negative impact on the sales income from natural gas and oil, this will be partially offset by an increase in the gain from fixed forward swaps.  The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if oil and gas prices were to rise, sales income from natural gas and oil would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps.  Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At 30 June 2009 if the price of natural gas and oil, as determined by the price at Colorado Interstate Gas price point and at Nymex, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2009 $	2008 $	2009 $	2008 $
Consolidated
Gas price + 10%	(166,562)	(598,990)	-	-
Gas price – 20%	347,830	1,205,244	-	-

Parent
Gas price + 10%	-	-	-	-
Gas price – 20%	-	-	-	-

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2009 $	2008 $	2009 $	2008 $
Consolidated
Oil price + 10%	(71,098)	-	-	-
Oil price – 20%	204,014	-	-	-

Parent
Oil price + 10%	-	-	-	-
Oil price – 20%	-	-	-	-

Credit Risk
The Consolidated Entity manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

Credit risk arises from the financial assets of the Consolidated Entity, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss.  The Consolidated Entity’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  Exposure at balance date is addressed in each applicable note.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

The Consolidated Entity holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Consolidated Entity’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Consolidated Entity’s receivable balance, the Board does not consider this a significant risk to the Consolidated Entity as the debtors are all creditworthy with no history of default.   As at the date of this report, the Consolidated Entity does not have any receivables which are past their due date and the Consolidated Entity has not recorded any impairment in relation to its receivables.

During the year ended the parent company recognised $24,033,373 (2008: nil) in impairment in relation to its receivable outstanding to its 100% owned subsidiary.

Liquidity Risk
The Consolidated Entity’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate.  It is the Consolidated Entity’s policy to review the cash flow forecasts regularly to ensure that the Consolidated Entity can meet its obligations when they fall due.  Following a breach in a covenant in the loan facility with Macquarie Bank Limited, the loan is due and payable at 30 June 2009.  Refer to Note 2 for details in regard to the Consolidated Entity’s ability to continue as a going concern.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

The table below reflects all contractual repayments and interest resulting from recognised financial liabilities, including derivative instruments as of 30 June 2009.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2009.

The remaining contractual maturities of the Consolidated Entity’s and parent entity’s financial liabilities are:

	Consolidated Entity		Parent Entity
	2009 $	2008 $	2009 $	2008 $
6 months or less	17,651,109	2,620,209	128,797	175,311
6-12 months	179,034	1,507,530	-	-
1-5 years	254,635	20,491,897	-	-
	18,084,778	24,619,636	128,797	175,311

The Consolidated Entity monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.  As at 30 June 2009, the Consolidated Entity was in breach of its debt facility with Macquarie Bank Limited, resulting in the outstanding value of the facility being recorded as a current liability.

On 2 September 2009, the financier granted a waiver to the Consolidated Entity with respect to this breach and the breach of covenant that occurred for the quarter ended 31 March 2009.  The waiver involved a restructure of the debt facility and the inclusion of three new covenants.  Refer to Note 16 for details as to these covenants.

The restructured loan agreement also requires that the Company raise, after costs $8,000,000 prior to 12 October 2009.  On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being 16 September 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of 31 December 2012.  As at 29 September 2009 the Company had received subscriptions for A$3,618,248.

At balance date, the Consolidated Entity does not have any unused credit facilities.

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognised in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

	Carrying Amount		Fair Value
Consolidated	2009 $	2008 $	2009 $	2008 $
Financial Assets
Cash	1,522,632	2,680,734	1,522,632	2,680,734
Trade and other receivables	471,974	1,860,760	471,974	1,860,760
Assets held for trading	57,186	173,638	57,186	173,638
Restricted funds	145,738	145,738	145,738	145,738
Derivatives	154,180	-	154,180	-

Financial Liabilities
Trade and other payables	591,109	925,521	128,797	175,311
Derivatives	254,635	5,281,357	254,635	5,281,357
Debt facility	16,846,207	-	16,846,207	-
Convertible notes – host contract	-	12,899,693	-	12,123,774

NOTE 32.             SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

All references to inputs in this note are in Australian Dollars as they refer to Australian listed securities.

2008
In October 2007, 4,000,000 options were issued to employees.  These options have an exercise price of 30 cents per share, vested immediately and expire on 11 October 2012.  The value of these options was 8.52 cents per option.

In May 2007, 2,000,000 options were issued to an employee.  These options have an exercise price of 25 cents per share and expire 12 May 2013. 600,000 options vested immediately, 600,000 vested following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

The associated expense has been recognised in the income statement for the relevant year. The binomial pricing model used to value the options used the following variables.  The volatility has been estimated with reference to the historical volatility levels of the Company’s share price as well as consideration for the future expected volatility.

Options issued during 2008

The options have been valued at 8.52 cents per option at the grant date of 11 October 2007.

Share price at grant date (cents)	0.20
Exercise price (cents)	0.30
Time to expiry (days)	1,825
Risk free rate (%)	5.5
Expected dividend yield (%)	nil
Share price volatility (%)	50

The options have been valued at 5.3 cents per option at the grant date being 11 May 2008.

Share price at grant date (cents)	0.15
Exercise price (cents)	0.25
Time to expiry (days)	1,825
Risk free rate (%)	6.5
Expected dividend yield (%)	nil
Share price volatility (%)	50

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2009

At year end there were 21,916,288 (2008: 22,716,668) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 33 cents (2008: 33 cents) per option.

During the prior year 2,000,000 options expired.  These options had an exercise price of 25 cents per share and an expiry date of 31 December 2009.

No options were forfeited or cancelled during the prior year.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2009 is between 2 and 4 years (2008: between 2 and 5 years).

The range of exercise prices for options outstanding at the end of the year was 25 – 45 cents. (2008: 25 – 45 cents).

The weighted average fair value of options granted during the year was nil (2008: 7.4 cents).

NOTE 33.           DISCONTINUED OPERATIONS

In May 2008 the Consolidated Entity sold its interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  The Consolidated Entity’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Consolidated Entity recognised a gain before income tax of $128,669 in relation to this sale. The Consolidated Entity recognised state income tax expense of $150,200 in relation to the sale of this interest.  The value of assets sold was $4,631,331.

In June 2008, the Consolidated Entity sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  The Consolidated Entity had a 1.8% working interest in the field which has 81 producing wells.  The Consolidated Entity recognised a gain before income tax of $340,997 on this sale.  There was no income tax expense recognised in relation to the sale of this interest. The value of assets sold, net of restoration liability was $159,003.

Both assets were part of the United States of America geographical reporting segment.

	Consolidated Entity		Parent Entity
Revenue and Expenses from Discontinuing Operations	2009 $	2008 $	2009 $	2008 $
Revenue
Sale of oil and gas
Oil sales	-	149,339	-	-
Gas sales	-	718,842	-	-
Total Revenue	-	868,181	-	-

Expenses
Cost of sales	-	(547,805)	-	-
Impairment expense	-	(221,804)	-	-

Net gain before income tax from discontinuing operations	-	98,572	-	-

Income tax expense	-	-	-	-

Gain on sale of oil and gas properties	-	469,666	-	-
Income tax expense	-	(150,200)	-	-

Net gain after income tax from discontinuing operations	-	418,038

Loss per share from discontinuing operations - cents	-	0.16	-	-

Cash Flow Information
Net cash flows from operating activities	-	826,918	-	-
Net cash flows (used in) investing activities	-	-	-	-
Net cash flows from financing activities	-	-	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

DIRECTORS’DECLARATION
for the year ended 30 June 2009

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Samson Oil & Gas Limited, I state that:

(1)	In the opinion of the directors:

(a)	the financial statements and notes set out on pages 28 to 85 are in accordance with the Corporations Act 2001, including :

(i)	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards, Corporations Regulations 2001 and other mandatory reporting requirements

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2)
This declaration has been made after receiving the declarations required to be made to the directors by the chief executive officer and chief financial officer in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2009.

On behalf of the Board

Terence M. Barr
Director

Perth, Western Australia
30 September 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

INDEPENDENT AUDIT REPORT
for the year ended 30 June 2009

INDEPENDENT AUDIT REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999
www.pwc.com/au

Independent auditor's report to the members of Samson Oil & Gas Limited

Report on the financial report

We have audited the accompanying financial report of Samson Oil & Gas Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Samson Oil & Gas Limited and the Samson Oil & Gas Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Liability limited by a scheme approved under Professional Standards Legislation

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

INDEPENDENT AUDIT REPORT
for the year ended 30 June 2009

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Samson Oil & Gas Limited (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Significant uncertainty regarding continuation as a going concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report which comments on the breach of a debt covenant, the current liability classification of bank debt, the ongoing capital raising and debt facility restructure and the directors' views in relation to going concern. These conditions, along with other matters as set out in Note 2, indicate the existence of a significant uncertainty about whether the consolidated entity and the company will continue as going concerns and, therefore, whether it will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2009

INDEPENDENT AUDIT REPORT
for the year ended 30 June 2009

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Samson Oil & Gas Limited (continued)

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 9 to 18 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Samson Oil & Gas Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Pierre Dreyer
Partner

Perth
30 September 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2009